Exhibit 99.1

Lima, Peru, August 07th, 2017 – Credicorp (NYSE:BAP) announced its unaudited results for the second quarter of 2017. These results are consolidated according to IFRS in Soles.

Second Quarter Results 2017

In 2Q17, Credicorp reported net income of S/ 920.2 million, which translated into ROAE and ROAA of 18.2% and 2.3%, respectively. This net income level represented growth of +3.4% QoQ and +5.3% YoY. In 2Q17, the macroeconomic environment, characterized by very low growth in internal demand due to a contraction in private investment, continued to set the pace of growth for Credicorp’s businesses, in particularly the banking business, which operated in a scenario of low demand for credit and aggressive competition.

Year-to-date (YTD), Credicorp’s net income increased +8.4%. This result represents ROAE of 17.9%, which fell below the 19.8% posted during 1S16; and ROAA of 2.3%, which topped the 2.1% posted in 1S16.

The results in 2Q17 show:

•Loan-growth of +1.4% QoQ and +2.2% YoY in the quarter-end loan balances. This was mainly attributable to loan growth at BCP Bolivia, Retail Banking, Middle-Market Banking and Mibanco, which offset the contraction in the Corporate Banking loan book. Slight loan growth QoQ attenuated the loan contraction registered in 1Q17 (-2.5%); in this scenario, the loan book only contracted -1.2% YTD.

•Average daily loan balances grew at a slower pace (+0.3% QoQ +1.6% YoY) given that loan volumes recovered primarily towards the end of the quarter. The aforementioned, coupled with an environment marked by aggressive competition, particularly in the Corporate Banking segment, had an impact on interest income on loans.

•Net interest income (NII) contracted -2.2% QoQ. This was mainly due to lower dividend income, which hit a peak every 1Q. The aforementioned was accentuated by a decrease in interest income on loans, as mentioned above. Nevertheless, NII reported an increase of +3.6% YoY and +3.8% YTD. In this context, the net interest margin (NIM) fell -20 bps QoQ but recovered +7 bps YoY and +5 bps YTD.

• The cost of risk (CoR) fell -47 bps QoQ and -26 bps YoY to situate at 1.85%. This was due primarily to a drop in provisions for El Nino (FEN) and construction companies and to, although to a lesser extent, lower provisions required by the underlying loan portfolio. The latter reflects the improvement of the risk quality in almost all business segments. In this context, the CoR situated at 2.07% in 1H17, which was similar to the 2.04% in 1H16 despite the provisions set aside for FEN and construction companies in 1H17.

• NIM after provisions recovered +10 bps QoQ, +24 bps YoY and + 5 bps YTD.

• Total non-financial income increased +1.8% QoQ and +7.8% YTD despite a slight contraction YoY. In the accumulated analysis, we see a slight recovery in fee income generation, our main non-financial income; in net gain on derivatives and in result on exchange difference; and in net gain from associates, all of which offset lower net gains on foreign exchange transactions.

• The insurance underwriting result increased +3.4% QoQ. This was mainly due to the decrease of claims related to FEN in a context of mild growth in net earned premiums. In YTD terms, insurance underwriting results decreased mainly due the effect of FEN in 1Q17.

• The efficiency ratio improved 30 bps YoY and 50 bps YTD, which is due to an improvement in operating efficiency at Mibanco, BCP Bolivia, Atlantic Security Bank and Prima. The aforementioned offset the increase in BCP’s cost-to-income ratio, which in turn reflects the costs of the Digital Transformation initiative in a year of relatively low income generation. The increase of +200 bps QoQ in the efficiency ratio reflects the seasonality of operating expenses that reach the lowest level in 1Q of every year.

Table of Contents

Credicorp (NYSE: BAP): Second Quarter Results 2017	3
Executive Summary	3
1. Interest-earning assets (IEA)	6
1.1 Evolution of IEA	6
1.2 Credicorp Loans	7
1.2.1 Loan evolution by business segment	7
1.2.2 Evolution of dollarization by segment	9
1.2.3 BCRP de-dollarization plan at BCP Stand-alone	10
1.2.4 Market share in loans	11
2. Funding Sources	12
2.1 Funding Structure	12
2.1 Deposits	13
2.2.1 Deposit dollarization	14
2.2.2 Market share in Deposits	15
2.3 Other funding sources	15
2.4 Loan / Deposit (L/D)	16
2.5 Funding Cost	17
2.6 Mutual Funds	18
3. Portfolio quality and Provisions for loan losses	19
3.1 Provisions for loan losses	19
3.2 Portfolio Quality	20
4. Net Interest Income (NII)	27
4.1 Interest Income	27
4.2 Interest Expenses	27
4.3 Net Interest Margin (NIM)	28
5. Non-Financial Income	29
5.1 Fee Income	31
5.1.1 By subsidiary	31
5.1.2 Banking Business	32
6. Insurance Underwriting Result	33
6.1 Net earned premiums	33
6.2 Net claims	34
6.3 Acquisition cost	35
7. Operating Expenses and Efficiency	36
8. Regulatory Capital	39
8.1 Regulatory Capital – BAP	39
8.2 Regulatory Capital – BCP Stand-alone based on Peru GAAP	40
9. Banking business’s Distribution channels	42
10. Economic outlook	44
11. Appendix	49
11.1 Credicorp	49
11.2 BCP Consolidated	51
11.3 Mibanco	54
11.4 BCP Bolivia	55
11.5 Credicorp Capital	56
11.6 Atlantic Security Bank	57
11.7 Grupo Pacifico	59
11.8 Prima AFP	61
11.9 Table of calculations	62

Credicorp (NYSE: BAP): Second Quarter Results 2017

Executive Summary

Credicorp Ltd. *	Quarter			% Change		YTD		% change
S/ 000	2Q16	1Q17	2Q17	QoQ	YoY	Jun 16	Jun 17	Jun 17 / Jun 16
Net interest income *	1,903,710	2,016,087	1,972,705	-2.2%	3.6%	3,842,103	3,988,792	3.8%
Provision for loan losses, net of recoveries	(483,911)	(536,494)	(433,219)	-19.2%	-10.5%	(937,148)	(969,713)	3.5%
Net interest income after provisions	1,419,799	1,479,593	1,539,486	4.0%	8.4%	2,904,955	3,019,079	3.9%
Non-financial income *	1,065,248	1,040,533	1,053,960	1.3%	-1.1%	1,943,797	2,094,493	7.8%
Insurance services underwriting result	134,766	122,279	126,445	3.4%	-6.2%	263,905	248,724	-5.8%
Operating expenses	(1,410,439)	(1,407,111)	(1,453,187)	3.3%	3.0%	(2,758,898)	(2,860,298)	3.7%
Operating income	1,209,374	1,235,294	1,266,704	2.5%	4.7%	2,353,759	2,501,998	6.3%
Income taxes	(311,932)	(325,668)	(324,771)	-0.3%	4.1%	(636,736)	(650,439)	2.2%
Net income	897,442	909,626	941,933	3.6%	5.0%	1,717,023	1,851,559	7.8%
Non-controlling interest	23,250	20,051	21,713	8.3%	-6.6%	47,200	41,764	-11.5%
Net income attributed to Credicorp	874,192	889,575	920,220	3.4%	5.3%	1,669,823	1,809,795	8.4%
Net income / share (S/)	10.96	11.15	11.54	3.4%	5.3%	20.94	22.69	8.4%
Total loans	91,655,366	92,414,588	93,670,216	1.4%	2.2%	91,655,366	93,670,216	2.2%
Deposits and obligations	87,282,094	89,327,307	92,039,132	3.0%	5.5%	87,282,094	92,039,132	5.5%
Net equity	17,656,273	19,699,940	20,802,017	5.6%	17.8%	17,656,273	20,802,017	17.8%
Profitability
Net interest margin *	5.19%	5.46%	5.26%	-20 bps	7 bps	5.31%	5.36%	5 bps
Net interest margin after provisions *	3.87%	4.01%	4.11%	10 bps	24 bps	4.01%	4.06%	5 bps
Funding cost *	2.02%	2.10%	2.12%	2 bps	10 bps	2.03%	2.12%	9 bps
ROAE	20.4%	18.1%	18.2%	10 bps	-220 bps	19.8%	17.9%	-190 bps
ROAA	2.2%	2.3%	2.3%	0 bps	10 bps	2.1%	2.3%	20 bps
Loan portfolio quality
Delinquency ratio over 90 days	2.05%	2.24%	2.25%	1 bps	20 bps	2.05%	2.25%	20 bps
Internal overdue ratio (1)	2.85%	2.99%	2.93%	-6 bps	8 bps	2.85%	2.93%	8 bps
NPL ratio (2)	3.7%	3.94%	3.92%	-2 bps	25 bps	3.67%	3.92%	25 bps
Cost of risk (3)	2.1%	2.32%	1.85%	-47 bps	-26 bps	2.04%	2.07%	3 bps
Coverage of internal overdue loans	152.9%	151.9%	157.3%	540 bps	440 bps	152.9%	157.3%	440 bps
Coverage of NPLs	118.8%	115.5%	117.7%	220 bps	-110 bps	118.8%	117.7%	-110 bps
Operating efficiency
Efficiency ratio (4) *	44.1%	41.8%	43.8%	200 bps	-30 bps	43.3%	42.8%	-50 bps
Operating expenses / Total average assets	3.58%	3.59%	3.63%	4 bps	5 bps	3.50%	3.70%	20 bps
Insurance ratios
Combined ratio of P&C (5) (6)	88.8%	96.5%	97.9%	140 bps	910 bps	89.7%	97.2%	750 bps
Loss ratio (6)	57.6%	59.9%	59.1%	-80 bps	150 bps	57.5%	59.5%	200 bps
Underwriting result / net earned premiums (6)	17.0%	10.5%	10.5%	0 bps	-650 bps	16.4%	10.5%	-590 bps
Capital adequacy (7)
Tier 1 Capital (S/ Million) (8)	10,794	11,806	11,807	0.0%	9.4%	10,794	11,807	9.4%
Common equity tier 1 ratio (9)	10.20%	10.92%	11.54%	62 bps	134 bps	10.20%	11.54%	134 bps
BIS ratio (10)	15.76%	16.73%	16.71%	-2 bps	95 bps	15.76%	16.71%	95 bps
Employees	33,481	33,230	33,343	0.3%	-0.4%	33,481	33,343	-0.4%
Share Information
Outstanding Shares	94,382	94,382	94,382	0.0%	0.0%	94,382	94,382	0.0%
Floating Shares (11)	79,761	79,761	79,761	0.0%	0.0%	79,761	79,761	0.0%
Treasury Shares	14,621	14,621	14,621	0.0%	0.0%	14,621	14,621	0.0%

* This account or ratio has been modified retroactively, as a result of the improvement in the presentation of Credicorp's accounting accounts. This improvement allowed to show the net gain in derivatives and the result by difference in exchange.

(1) Internal overdue loans: includes overdue loans and loans under legal collection, according to our internal policy for overdue loans. Internal Overdue Ratio: Internal Overdue Loans / Total Loans

(2) Non-performing loans (NPL): Internal overdue loans + Refinanced loans. NPL ratio: NPLs / Total loans.

(3) Cost of risk: Annualized provision for loan losses / Total loans.

(4) Calculation has been adjusted, for more detail see Appendix 11.9. Efficiency ratio = (Total operating expenses + Acquisition cost - Other operating expenses) / (Net interest income + Fee income + Gain on foreign exchange transactions + Result on exchange difference +Net gain on derivatives +Net gain from associates +

Net premiums earned.)

(5) Combined ratio= (Net claims + General expenses + Fees + Underwriting expenses) / Net earned premiums. Does not include Life insurance business.

(6) Considers Grupo Pacifico's figures before eliminations for consolidation to Credicorp.

(7) All Capital ratios are for BCP Stand-alone and based on Peru GAAP

(8) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(9) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(10) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011)

(11) It includes common shares directly or indirectly owned by Dionisio Romero Paoletti (Chairman of the Board) and his family or companies owned or controlled by them. As of February 8, 2017, Romero family owned 13,243,553 common shares and as of February 8, 2017, they owned 13,137,638 shares.

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Credicorp reported net income of S/ 920.2 million, which represents ROAE and ROAA of 18.2% and 2.3%, respectively. 2Q17 was characterized by (i) low economic growth and less dynamic internal demand, (ii) a contraction in private investment and (iii) low demand for credit, which led to more aggressive competition in some segments. This created a scenario in which the banking business, Credicorp’s main business, is less dynamic that its true potential suggests.

Thus, Credicorp’s net income increased +8.4% YTD. This result represents ROAE of 17.9%, which fell below the 19.8% reported in 1H16. ROAA was situated at 2.3%, which topped the 2.1% registered in 1H16.

Total loans, the group’s most profitable asset, maintained a stable share of IEA and reported growth of +1.4% QoQ in line with higher loan volumes at BCP Bolivia, Retail Banking, Middle-Market Banking and Mibanco, all of which offset the contraction in loans at Corporate Banking. The slight QoQ loan growth attenuated the contraction reported in 1Q17, leading total loans to contract only -1.2% YTD.

Loans for business segments, in average daily balances, reported growth of only +0.3%. This level was lower than that registered in quarter-end balances (+1.4%) QoQ, which recovered toward the end of the quarter due primarily to growth at BCP Bolivia and in the segments (i) Middle Market Banking, due to loan expansion in FC, which was in line with an increase in financing for the first fishing season; ii) SME-Pyme, in line with loan expansion in LC; and (iii) Mortgage, which was due primarily to higher balances in the LC portfolio. The aforementioned, coupled with aggressive competition, mainly in the Corporate Banking segment, affected interest income generation on loans.

Credicorp’s NII fell -2.2% QoQ, primarily due to lower dividend income, which hit a peak in 1Q of every year. In the YoY evolution, which eliminates the seasonal effect, NII grew +3.6% YoY and +3.8% YTD due to higher interest income on securities and on loans, which offset moderate growth in average IEA and in interest expenses.

In this environment marked by high competition and low dynamism that has characterized the first half of the year, NIM on loans continued to experience downward pressure while NIM after provisions improved +10 bps QoQ, +24 bps YoY and + 4 bps YTD, mainly due to the reduction in net provisions for loan losses and higher profitability from other assets.

Credicorp’s funding cost increased +2 bps QoQ due to higher growth in interest expenses than in total average liabilities due to an increase in the level of deposits, mainly time deposits in FC, and from Wholesale Banking’s clients of BCP Stand-alone and, to a lesser extent, from BCP Bolivia.

The L/D ratio at Credicorp fell QoQ to situate at 101.8% due to a decrease in this ratio at the main banking subsidiary, BCP Stand-alone. This was attributable to +2.4% QoQ growth in total deposits versus +1.4% QoQ loan growth. In the QoQ analysis of the L/D ratio by currency, a reduction in the L/D ratio for LC and FC at Credicorp is evident, which was due mainly to growth in deposits in both currencies.

In terms of portfolio quality, in 2Q17 traditional delinquency ratios fell with regard to 1Q17’s level (-6 bps in the internal overdue ratio and -2 bps in the NPL ratio), mainly due to the contraction in the internal overdue loan portfolio that was associated with an increase in refinanced loans and charge-offs. The cost of risk fell -47 bps QoQ and -26 bps YoY to situate at 1.85%. This was due mainly to a decrease in provisions for FEN and construction companies and, to a lesser extent, to a decrease in provisions required by the underlying loan book of the vast majority of business segments. In this context, the CoR was situated at 2.07% in 1H17, which was similar to the 2.04% reported in 1H16 despite the provisions set aside for FEN and construction companies in 1Q17.

Total non-financial income registered growth QoQ due to an increase in fee income, which was attributable to higher fee income from the capital markets business at Credicorp Capital, and to an increase on gains on sales of securities at BCP Stand-alone. The YoY analysis reflects a slight contraction, which was primarily attributable to a drop in sales of securities and in foreign exchange transactions. Nevertheless, this decline was somewhat offset by the increase in fee income and in other non-financial income. Non-financial income increased YTD due to (i) growth in fee income from the banking business and investment banking, (ii) an increase in the net gain on investments in associates, (iii) the derivative result and (iv) the exchange rate difference. Nonetheless, this result was partially offset by the reduction in gains on foreign exchange transactions.

The insurance underwriting result increased +3.4% QoQ. This was due to a decrease in net claims and acquisition cost, which offset the slight reduction of net earned premiums. In YoY and accumulated terms, insurance underwriting results decreased mainly due to higher net claims, which include the negative impact of claims related to FEN that were registered mainly in 1Q.

4

The operating efficiency ratio in 2Q17 grew QoQ- which was in line with seasonal factors that are present every 1Q when the ratio registers its lowest level in the year- and situated at 43.8%. This evolution was attributable to an increase in operating expenses and to the contraction in operating income. Nevertheless it is important to note that this result continues to reflect Credicorp’s adequate approach to spending control, particularly at BCP Stand-alone. The YoY evolution and YTD show that better results in terms of operating income generation offset the increase in operating expenses, which reduced the efficiency ratio from -30 bps YoY and -50 bps YTD.

Finally, in terms of capital, Credicorp maintained a comfortable capitalization level that at the end of 2Q17, represented 1.35 times the capital required by the regulator in Peru. With regard to the capitalization levels at BCP Stand-alone (Peruvian accounting GAAP) at the end of 2Q17, the BIS and Tier 1 ratios were situated at 16.71% and 11.75% respectively. These ratios registered lower levels than those posted in 1Q17 due to growth in risk-weighted assets (+0.2% QoQ), which was in line with slight loan growth QoQ. The Common Equity Tier 1 ratio rose to 11.54% at the end of June 2017.

Credicorp and subsidiaries

Earnings contribution *	Quarter			% change		YTD		% change
S/ 000	2Q16	1Q17	2Q17	QoQ	YoY	Jun 16	Jun 17	Jun 17 / Jun 16
Banco de Crédito BCP (1)	573,683	692,162	721,572	4.2%	25.8%	1,325,767	1,413,735	6.6%
Mibanco (2)	66,234	65,241	85,429	30.9%	29.0%	137,666	150,669	9.4%
BCB	20,740	19,594	26,670	36.1%	28.6%	41,569	46,264	11.3%
Grupo Pacífico (3)	83,305	80,191	77,791	-3.0%	-6.6%	150,729	157,981	4.8%
Prima AFP	39,846	41,711	38,545	-7.6%	-3.3%	79,615	80,256	0.8%
Credicorp Capital	26,367	14,513	26,486	82.5%	-0.5%	43,174	41,000	-5.0%
Atlantic Security Bank	47,999	40,320	43,344	7.5%	N/A	43,544	83,664	92.1%
Others (4)	82,252	1,083	(14,187)	-1410.0%	-117.2%	(14,575)	(13,106)	10.1%
Net income Credicorp	874,192	889,574	920,221	3.4%	5.3%	1,669,823	1,809,795	8.4%

* Contributions to Credicorp reflect the eliminations for consolidation purposes (e.g. eliminations for transactions among Credicorp’s subsidiaries or between Credicorp and its subsidiaries).

(1) Includes Mibanco.

(2) The figure is lower than the net income of Mibanco because Credicorp owns 95.36% of Mibanco (directly and indirectly).

(3) The figure is lower than the net income before minority interest of Grupo Pacifico because Credicorp owns 98.68% of Grupo Pacifico (directly and indirectly).

(4) Includes Grupo Credito excluding Prima (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation and others of Credicorp Ltd.

	Quarter			YTD
ROAE *	2Q16	1Q17	2Q17	Jun 16	Jun 17
Banco de Crédito BCP (1)	23.3%	20.7%	21.5%	22.5%	20.6%
Mibanco (2)	19.8%	17.9%	24.3%	20.3%	20.0%
BCB	14.5%	13.0%	17.9%	14.3%	15.0%
Grupo Pacífico (3)	16.0%	14.8%	13.9%	15.0%	13.9%
Prima	32.6%	30.6%	30.2%	29.0%	28.1%
Credicorp Capital	17.1%	7.3%	13.4%	14.4%	10.5%
Atlantic Security Bank	25.8%	20.0%	22.4%	11.9%	20.1%
Credicorp	20.4%	18.1%	18.2%	19.8%	17.9%

* These figures differ from those previously reported; these ratios have been calculated using the total contribution of each subsidiary to Credicorp

(1) Banco de Credito BCP includes BCP Stand-alone and Mibanco.

(2) ROAE including goodwill of BCP from the acquisition of Edyficar (Approximately US$ 50.7 million) was 19.5% in 1Q16, 24.0% in 4Q16 and 16.3% in 1Q17.

(3) Figures include unrealized gains or losses that are considered in Pacifico’s Net Equity from the investment portfolio of Pacifico Vida.

ROAE excluding such unrealized gains was 15.5% in 1Q16, 12.9% in 4Q16 and 17.4% in 1Q17.

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1.	Interest-earning assets (IEA)

IEA grew QoQ and YoY. This was due primarily to growth in loans, our most important and profitable asset, and to the increase in investments available for sale. It is important to note that QoQ loan growth helped offset the effect of a -2.5% contraction in 1Q17. Accordingly, the loan book decreased -1.2% YTD.

Interest earning assets		As of		% change
S/ 000	Jun 16	Mar 17	Jun 17	QoQ	YoY
BCRP and other banks	27,776,938	24,829,640	25,361,757	2.1%	-8.7%
Interbank funds	54,950	270,032	227,212	-15.9%	313.5%
Trading securities	3,383,545	5,248,004	4,686,995	-10.7%	38.5%
Investments available for sale	18,188,377	21,031,475	22,016,939	4.7%	21.0%
Investment held to maturity	4,288,379	5,036,349	5,086,185	1.0%	18.6%
Total loans (1)	91,655,366	92,414,588	93,670,218	1.4%	2.2%
Total interest earning assets	145,347,555	148,830,088	151,049,306	1.5%	3.9%

1.1 Evolution of IEA

Total loans

Total loans, the most profitable asset, maintained a stable share of total IEA (62.0% in 2Q17 vs. 62.1% in 1Q17).

Loans registered nominal growth QoQ of +1.4% and a currency-adjusted growth rate of +1.3% in a context in which the Sol depreciated only 0.15% QoQ with regard to the US Dollar and the dollarization level was situated at 42.0%. Loan growth at Credicorp was attributable primarily to:

(i)	Loan growth of +4.7% QoQ at BCP Bolivia;

(ii)	Loan expansion in the Middle-Market Banking, SME-Pyme and Mortgage segments at BCP Stand-alone; and

(iii)	Loan growth of +1.6% at Mibanco.

All of the aforementioned was partially offset by a decrease in loans in Corporate Banking and Credit Cards at BCP Stand-alone.

YoY analysis shows a slight recovery of +2.2% in loan growth. This figure topped that reported last quarter (+1.0%). Currency-adjusted growth was +2.7%, which was in line with the depreciation of -1.09% YoY in the Sol. It is important to note that loan expansion at BCP Bolivia (+16.4%) and Mibanco (+8.7%) attenuated low growth in loans at BCP Stand-alone.

Investments

Investments grew +1.5% QoQ. This was due primarily to an increase in investment volumes at BCP Stand-alone, which was in turn due to growth in investments available for sale (+4.7% QoQ). The latter was related primarily to purchases of BCRP Certificates of Deposit (CDs). This offset the contraction of -10.7% QoQ in trading securities.

The YoY increase of +22.9% in investments was due to growth in investments available for sale at BCP Stand-alone due to higher balances of BCRP CDs, as well as to an increase in held-to-maturity investments at BCP Stand-alone.

All of the aforementioned is in line with the investment strategy, which seeks to maximize the profitability of IEAs to attenuate low loan growth.

6

Other IEA

BCRP and other banks grew +2.1% QoQ due to higher volumes at BCRP. The latter was the result of higher reserve requirements due to growth in deposits at BCP Stand-alone. This was partially offset by a decrease in available funds due to BCRP repo agreements.

In the YoY analysis, the -8.7% drop in BCRP and other banks was due to a decrease in BCRP reserve requirement following a reduction in the reserve rate in US Dollars, which went from 31.97% in May 2016 to 31.48% in May 2017.

1.2 Credicorp Loans

1.2.1 Loan evolution by business segment

Loan evolution measured in average daily balances by segment

	TOTAL LOANS			% change		% Part. in total loans
	Expressed in million soles
	2Q16	1Q17	2Q17	QoQ	YoY	2Q16	2Q17
BCP Stand-alone	76,816	77,027	76,915	-0.1%	0.1%	82.9%	81.7%
Wholesale Banking	41,455	40,704	40,456	-0.6%	-2.4%	44.7%	43.0%
Corporate	28,178	27,096	26,653	-1.6%	-5.4%	30.4%	28.3%
Middle - Market	13,277	13,607	13,803	1.4%	4.0%	14.3%	14.7%
Retail Banking	34,700	35,583	35,723	0.4%	2.9%	37.4%	37.9%
SME - Business	4,230	4,448	4,433	-0.4%	4.8%	4.6%	4.7%
SME - Pyme	7,422	7,767	7,922	2.0%	6.7%	8.0%	8.4%
Mortgage	12,383	12,430	12,584	1.2%	1.6%	13.4%	13.4%
Consumer	6,396	6,533	6,502	-0.5%	1.7%	6.9%	6.9%
Credit Card	4,269	4,404	4,283	-2.7%	0.3%	4.6%	4.5%
Others (1)	661	741	736	-0.6%	11.4%	0.7%	0.8%
Mibanco	8,002	8,593	8,689	1.1%	8.6%	8.6%	9.2%
Bolivia	4,864	5,383	5,716	6.2%	17.5%	5.2%	6.1%
ASB	3,007	2,862	2,844	-0.6%	-5.4%	3.2%	3.0%
BAP's total loans	92,689	93,865	94,164	0.3%	1.6%	100.0%	100.0%

For consolidation purposes, loans generated in FC are converted to LC.

(1) Includes Work out unit and other banking.

Highest growth in volumes
Largest contraction in volumes

Loan evolution by currency - average daily balances

		DOMESTIC CURRENCY LOANS (1)					FOREIGN CURRENCY LOANS (1)				% part. by currency
		Expressed in million Soles					Expressed in million USD				2Q17
	2Q16	1Q17	2Q17	QoQ	YoY	2Q16	1Q17	2Q17	QoQ	YoY	LC	FC
BCP Stand-alone	49,461	47,382	46,871	-1.1%	-5.2%	8,261	9,081	9,227	1.6%	11.7%	60.9%	39.1%
Wholesale Banking	21,819	18,797	18,174	-3.3%	-16.7%	5,930	6,711	6,843	2.0%	15.4%	44.9%	55.1%
Corporate	14,735	12,051	11,479	-4.7%	-22.1%	4,060	4,609	4,660	1.1%	14.8%	43.1%	56.9%
Middle-Market	7,084	6,746	6,695	-0.8%	-5.5%	1,870	2,102	2,183	3.9%	16.7%	48.5%	51.5%
Retail Banking	27,419	28,256	28,366	0.4%	3.5%	2,199	2,244	2,259	0.7%	2.8%	79.4%	20.6%
SME - Business	2,027	2,147	2,117	-1.4%	4.4%	665	705	711	0.9%	6.9%	47.8%	52.2%
SME - Pyme	6,991	7,419	7,599	2.4%	8.7%	130	107	99	-7.0%	-23.9%	95.9%	4.1%
Mortgage	9,101	9,260	9,413	1.7%	3.4%	991	971	974	0.3%	-1.8%	74.8%	25.2%
Consumer	5,479	5,518	5,471	-0.8%	-0.1%	277	311	317	1.8%	14.4%	84.1%	15.9%
Credit Card	3,821	3,912	3,766	-3.7%	-1.4%	135	151	159	5.3%	17.5%	87.9%	12.1%
Others (1)	223	329	331	0.6%	48.4%	132	126	125	-1.3%	-5.9%	44.9%	55.1%
Mibanco	7,473	8,087	8,189	1.3%	9.6%	160	155	153	-1.0%	-4.1%	94.2%	5.8%
Bolivia	-	-	-	-	-	1,469	1,649	1,756	6.5%	19.5%	-	100.0%
ASB	-	-	-	-	-	908	877	873	-0.4%	-3.8%	-	100.0%
Total loans	56,934	55,468	55,060	-0.7%	-3.3%	10,798	11,762	12,010	2.1%	11.2%	58.5%	41.5%

(1) Includes Work out unit, and other banking.

Highest growth in volumes
Largest contraction in volumes

7

Loan measured in average daily balances may reflect a trend or variation that differs in magnitude from that of quarter-end balances given that the latter reflect pre-payments or loans placed at quarter-end, which affect quarterly average daily balances to a lesser extent.

As such, average daily loan balances posted growth of only +0.3%, which falls below the expansion reported in quarter-end loan balances (+1.4%) given that the recovery of loan volume took place mainly towards the end of the quarter. In terms of average daily loan balances, the increase was due primarily to growth at BCP Bolivia and to expansion in Middle-Market Banking of Wholesale Banking, and in the SME-Pyme and Mortgage segments within Retail Banking.

The Wholesale Banking segment contracted QoQ due to a reduction in Corporate Banking’s LC loan book, which reflects, to a large extent, the aggressive competition that this segment has experienced since 2016. This was partially offset by:

(i)	Significant growth in Middle-Market Banking’s FC loan book, which is related to loans granted for the first fishing season to clients with US dollar income generation; and

(ii)	Slight expansion in Corporate Banking’s FC loan book.

The Retail Banking loan portfolio at BCP Stand-alone posted slight growth as a result of loan expansion in Pyme and Mortgage, the latter mainly in LC loans, all of which offset the loan contraction in Credit Cards. It is important to remember that Credit Card segment started posting delinquency levels above our risk appetite towards the end of 2015, and in response, a de-leverage process of clients has been executed, which has address the delinquency problem, although it has impacted negatively loan origination,.

BCP Bolivia posted more dynamic loan growth of +6.2% QoQ vs +1.4% in 1Q17 in average daily balances. This evolution was attributable to higher growth in the Retail Banking segment due to the expansion in mortgage loans after the government set lower interest rates for financing in the regulated portfolio (productive sector and low-income housing), which must represent 60% of total loans by the end of 2018. The Wholesale Banking segment reported growth this quarter that was primarily attributable to loan expansion in Corporate Banking.

Loans at Mibanco, measured in average daily balances, increased +1.1% QoQ, which is noteworthy given the current context of low economic growth. As such, the speed of origination remains below this segment’s potential.

Finally, the YoY analysis of total loans, measured in average daily balances, shows growth of approximately +1.6% that was led by BCP Bolivia, Mibanco, Middle Market Banking and SME-Pyme. YoY growth was due primarily to FC-loan expansion that offset the contraction in average daily loans in LC.

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1.2.2 Evolution of dollarization by segment

YoY evolution of dollarization by Credicorp segment

(1) Average daily balances.

(2) The FC share of Credicorp’s loan portfolio is calculated including BCP Bolivia and ASB, however the chart shows only BCP Stand-alone and Mibanco’s loan books.

The YoY analysis of the evolution of dollarization shows an increase in Credicorp that is attributable to the higher level of dollarization at BCP Stand-alone and, to a lesser degree, to loan expansion at BCP Bolivia and ASB, which are included in FC loans. It is important to note that BCP Bolivia’s loans are denominated in Bolivian Pesos and as such, are included in Credicorp’s FC portfolio to calculate the “dollarization” level.

In the chart above, which shows the dollarization level of all segments, is important to note that:

(i)	The increase in the level of dollarization at BCP Stand-alone was the result of higher dollarization in Wholesale Banking, which was in turn attributable to loans for clients in the fishing sector, which have US dollar income generation; and

(ii)	The other segments continue reducing their dollarization levels, particularly Mortgage.

All of the aforementioned is reflected in the decrease of the percentage of the portfolio that is highly exposed to FX-risk on credit risk, which, as is evident in the figure below, situated at levels close to 0%.

FX risk on credit risk – BCP Stand-alone

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1.2.3 BCRP de-dollarization plan at BCP Stand-alone

At the end of 2014, BCRP set up a Loan De-dollarization Program. The measures included implementing progressive de-dollarization goals for June 2015, December 2015 and December 2016 for the total FC portfolio, with certain exceptions, and for the joint mortgage and car loan portfolio. The balance required at the end of December 2017 was adjusted in the following way:

(i)	The total FC portfolio at the end of December 2017 must represent no more than 80% of the balance of total loans at the end of September 2013 (not including some loans). This target is the same as that set for December 2016 (end of 4Q16), when Credicorp posted a level of compliance of 144%; and

(ii)	The FC mortgage and car portfolio at the end of December 2017 must represent no more than 60% of the same balance at the end of February 2013.

The bases for both targets refer to quarter-end balances in local accounting but the level of compliance is measured using the monthly average daily balances for the reporting month.

The following figures show the percentage of compliance at the end of June 2017:

Reduction target for total loans in FC - at the end of June 2017 -	Reduction target for “Mortgage & Car” loans in FC - at the end of June 2017 -

As is evident in the figures, BCP Stand-alone has achieved a comfortable level of compliance for the portfolio of total loans that are subject to the de-dollarization program. In terms of the Car + Mortgage portfolio, the level of compliance is slightly below 100%, which reflects the fact that the speed of de-dollarization in the Mortgage segment has slowed somewhat. Nonetheless, this is not of concern given that we still have six months to meet the reduction target.

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1.2.4 Market share in loans

Market share in Peru (1)

(1) Mortgage segment includes Mibanco's market share of 1% as of May 2017, March 2017 and June 2016.

(2) Consumer segment includes Mibanco's market share of 2.2% as of May 2017, 2.3% as of March 2017 and 2.2% as of June 2016.

At the end of May 2017, BCP Stand-alone continued to lead the market with a share of 29.3%, which is significantly higher than the level posted by its closest competitor. Nevertheless, this share falls below the 30.3% registered in 2Q16, which reflects high competition in Wholesale Banking and low growth in Retail Banking.

Corporate Banking continued to lead the market and increased its market share by +2 bps QoQ. Middle-Market Banking increased its market share by +140 bps, reaching its highest level since September 2015.

In Retail Banking, BCP also reported a relatively stable market share and continued to lead in almost all of its segments with the exception of SME-Business, where it ranked second but is nonetheless focused on increasing its market share.

Mibanco slightly increased its market share from 22.3% in June 2016 to 22.5% in May 2017.

BCP Bolivia’s market share grew QoQ and YoY, maintaining its fourth place ranking in the Bolivian Financial System.

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2.	Funding Sources

The QoQ and YoY growth in total funding was due primarily to an increase in deposits, the main funding source. The level of BCRP instruments continued to fall due to repos that expired. This funding has been replaced mainly by deposits and, to a lesser extent, by Due to Banks to maintain relatively low currency and maturity mismatches between assets and liabilities. The aforementioned, coupled with an increase in interest expenses, led to a +2 bps increase QoQ in the funding cost.

Funding	As of			% change
S/ 000	Jun 16	Mar 17	Jun 17	QoQ	YoY
Non-interest bearing demand deposits	23,194,081	22,836,306	24,051,059	5.3%	3.7%
Interest bearing Demand deposits	5,788,509	5,064,371	4,884,148	-3.6%	-15.6%
Saving deposits	25,205,462	26,657,831	26,085,580	-2.1%	3.5%
Time deposits	25,764,437	27,876,113	29,576,960	6.1%	14.8%
CTS deposits (1)	6,997,706	6,537,982	7,039,767	7.7%	0.6%
Interest payable	331,899	354,704	401,618	13.2%	21.0%
Total deposits	87,282,094	89,327,307	92,039,132	3.0%	5.5%
Due to banks and correspondents	8,931,350	7,639,760	8,157,166	6.8%	-8.7%
BCRP instruments	11,305,771	9,979,835	8,989,728	-9.9%	-20.5%
Bonds and subordinated debt	15,255,588	15,410,094	15,295,673	-0.7%	0.3%
Other liabilities (2)	15,174,571	17,229,457	16,713,206	-3.0%	10.1%
Total funding	137,949,374	139,586,453	141,194,905	1.2%	2.4%

(1) Severance indemnity deposits.

(2) Includes acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

.

2.1 Funding Structure

Evolution of the funding structure and cost – BAP

(1) Includes acceptances outstanding, reserve for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

The chart above shows the evolution of Credicorp’s funding structure and cost, which are calculated based on period-end balances. This quarter, there was noteworthy QoQ growth in the share posted by Time Deposits and Non-interest Bearing Demand Deposits in Credicorp’s funding mix, while BCRP Instruments continued to register a drop in their share of the total funding due to expiration of special repos (substitution and expansion) and regular repos.

Deposits continued to represent the main source of funding at Credicorp with a 64.9% share of total funding as of June 17.

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BCRP Instruments’ share of total funding at Credicorp fell -70 bps QoQ given that some Special Repos (substitution and expansion) expired. Furthermore, Regular Repos with BCRP continued to expire. It is important to note that BCP Stand-alone accounted for approximately 96.4% of BCRP Instruments at Credicorp; the remainder is held by Mibanco.

Due to the importance of BCP Stand-alone in total Credicorp’s funding, it is important to analyze its structure by tenure. The chart below shows that approximately 63.3% of BCRP Instruments will expire between 2017 and 2018.

BCP Stand-alone - Funding structure by tenure YoY

At the end of March 2017

(1) Deposits include non-contractual deposits (Demand, Savings and Severance indemnity -CTS) and Time Deposits. The non-contractual deposits represent 77% of total deposits; 34% of the non-contractual deposits has tenure lower than 6 months and 66% of the non-contractual deposits has a duration higher than 6 months (10% ≤ 1 year, 30% between >1 year and ≤ 3 years, and 60% from >3 years onwards).

(2) It includes Due to banks and correspondents and Bonds and subordinated debt.

At the end of June 2017

(1) Deposits include non-contractual deposits (Demand, Savings and Severance indemnity -CTS) and Time Deposits. The non-contractual deposits represent 76% of total deposits; 34% of the non-contractual deposits has tenure lower than 6 months and 66% of the non-contractual deposits has a duration higher than 6 months (10% ≤ 1 year, 30% between >1 year and ≤ 3 years, and 60% from >3 years onwards).

(2) It includes Due to banks and correspondents and Bonds and subordinated debt.

2.1 Deposits

Deposits	As of			% change
S/ 000	Jun 16	Mar 17	Jun 17	QoQ	YoY
Non-interest bearing demand deposits	23,194,081	22,836,306	24,051,059	5.3%	3.7%
Interest bearing Demand deposits	6,434,020	5,617,946	4,884,148	-13.1%	-24.1%
Saving deposits	25,205,462	26,657,831	26,085,580	-2.1%	3.5%
Time deposits	25,764,437	27,876,113	29,576,960	6.1%	14.8%
CTS deposits (1)	6,997,706	6,537,982	7,039,767	7.7%	0.6%
Interest payable	331,899	354,704	401,618	13.2%	21.0%
Total deposits	87,927,605	89,880,882	92,039,132	2.4%	4.7%

(1) Severance indemnity deposits.

Total deposits expanded QoQ, primarily at BCP Stand-alone, and to a lesser extent at BCP Bolivia. The increase was related mainly to Time Deposits, which offset the contraction in Interest-Bearing Demand Deposits and Savings Deposits.

A noteworthy QoQ expansion was observed in Time Deposits, mainly at BCP Stand-alone and in FC, which was associated with clients from Middle-Market Banking in line with the strategy implemented to attract more deposits from corporates. In the same way, BCP Bolivia contributed to the increase in time deposits in FC, mainly from corporate clients.

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Non-interest bearing demand deposits increased QoQ, mainly in FC and through corporate clients from BCP Stand-alone. CTS deposits increased QoQ due to the seasonal effect that take place every 2Q, as a result of the first CTS payment made in May of every year.

The aforementioned allowed offsetting the QoQ contraction in Savings Deposits, which fell QoQ due to the aggressive competition to capture funds from individuals.

The YoY analysis reveals a 4.7% increase, which was due to growth in Time Deposits in LC.

2.2.1 Deposit dollarization

Deposit Dollarization (1) – BAP

(1) Q-end balances.

The deposit dollarization level at Credicorp, measured in quarter-end balances, increased QoQ. The FC increase was due primarily to higher level of Time Deposits, particularly at BCP Stand-alone and BCP Bolivia subsidiaries, the latter has deposits in Bolivian Pesos.

On YoY basis, deposits continue to de-dollarize at Credicorp level. This was attributable to the increase of Time Deposits in LC at BCP Stand-alone and Mibanco.

BCP Stand-alone- Deposit Dollarization measured in average daily balances

An analysis of the QoQ evolution of dollarization of deposits by type shows that all deposits, with the exception of term deposits, reported either a drop in or stable levels of dollarization QoQ. In this context, the dollarization levels of demand, savings and CTS deposits offset the increase in the dollarization level of term deposits.

In the YoY analysis, the decrease of dollarization in deposits was a result of the increase in LC deposits, mainly in Time, Demand and CTS deposits.

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2.2.2 Market share in Deposits

Market share in Peru

Source: BCP

(1) Demand deposits includes Mibanco's market share of 0.2% at the end of June 2016, March 2017 and May 2017.

(2) Savings deposits includes Mibanco's market share of 1.2% at the end of March 2016, March 2017 and May 2017.

(3) Time deposits includes Mibanco's narket share of 5.5% at the end of June 2016, and 5.8% at the end of March 2017 and May 2017.

(4) CTS or Severance indemnity deposits includes Mibanco's market share of 1.2% at the end of June 2016 and 1.3% at the end of March and May 2017.

At the end of May 2017, Credicorp’s subsidiaries in Peru, BCP and Mibanco, continued to lead the market in terms of total deposits with a market share (MS) of 32.2%. The result posted in May 2017 was situated approximately 12.4 percentage points above of our closest competitor.

In the QoQ analysis, the market share level of total deposits rose slightly (32.1% at the end of March 2017) due to market share associated with savings accounts increased while that of demand deposits remained stable. The aforementioned helped to offset the decrease in Time and CTS deposits.

In the YoY analysis, the contraction in market share (33.1% at the end of June 2016) was in line with the reduction posted of time, demand and CTS deposits. The aforementioned could not be offset by the YoY increase in the market share at Mibanco in time deposits, which rose from 5.5% in June 2016 to 5.8% at the end of May 2017.

BCP Bolivia ranked, for the first time in several years, as the fourth in the Bolivian financial system with a market share of 10.2% at the end of June 2017, versus 9.2% at the end of March 2017. This growth was attributable to an increase in term deposits, which was outlined in section 2.2 Deposits.

2.3 Other funding sources

Other funding sources	As of			% change
S/ 000	Jun 16	Mar 17	Jun 17	QoQ	YoY
Due to banks and correspondents	8,931,350	7,639,760	8,157,166	6.8%	-8.7%
BCRP instruments	11,305,771	9,979,835	8,989,728	-9.9%	-20.5%
Bonds and subordinated debt	15,255,588	15,410,094	15,295,673	-0.7%	0.3%
Other liabilities (1)	15,174,571	17,229,457	16,713,206	-3.0%	10.1%
Total Other funding sources	50,667,280	50,259,146	49,155,773	-2.2%	-3.0%

(1) Includes acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

The total of Other funding sources contracted -2.2% QoQ. This was primarily attributable to a decrease in BCRP Instruments at BCP Stand-alone after maturities were reported throughout the quarter. The contraction was, to a lesser degree, generated by a drop in Other Liabilities, which reported a seasonal decline in the dividend payables account, which was registered in 1Q17. The drop in Bonds and subordinated debt was mainly due to the maturity of a bond held by the Credicorp Remittance Inc1 subsidiary.

1 A subsidiary of Credicorp Ltd that makes guaranteed issuances abroad for future collections of payment orders relative to fund transfer from abroad in US Dollars.

15

The aforementioned was partially offset by growth in due to banks and correspondents, mainly at BCP Stand-alone due to debt owed to foreign banks.

The YoY analysis reveals a contraction in total Other funding sources, mainly at BCP Stand-alone, which was in line with a contraction in (i) BCRP Instruments given the main maturities of substitution and expansion repos; and (ii) Due to banks and correspondents, which was attributable to a decrease in debt and obligations with foreign banks and with international entities.

2.4 Loan / Deposit (L/D)

Loan / Deposit Ratio by Subsidiary

Credicorp’s L/D ratio fell QoQ to situate at 101.8% due to a decrease in the level reported by its main banking subsidiary, BCP Stand-alone. This was attributable to the fact that QoQ growth in total deposits, which was situated at +2.4, outpaced the +1.4% QoQ growth registered for loans.

Loan / Deposit ratio by currency

Local currency	Foreign currency

The QoQ analysis of the L/D ratio by currency shows that the L/D ratio for LC and FC fell at Credicorp, which was primarily associated with growth in deposits in both currencies.

In the YoY analysis, the L/D ratio posted a decrease, which was mainly due to a drop in BCP Stand-alone’s ratio. In this YoY analysis by currency, the L/D ratio in LC improved at BCP Stand-alone and Mibanco, which was in line with growth in LC deposits and with the drop registered in LC loans. The FC ratio improved slightly at Credicorp, which was due to an improvement in BCP Stand-alone’s level in a context in which loan and deposit growth was originated primarily in FC.

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2.5 Funding Cost

Credicorp’s funding cost increased +2 bps QoQ as a result of higher growth in interest expenses outpaced the increase in average total liabilities (+2.5% and +1.8%, respectively). This increase was mainly attributable to BCP Stand-alone, which accounts for 76% of Credicorp’s interest expenses and total liabilities.

Below, we outline the funding cost by subsidiary:

	BCP
	Stand-alone	Mibanco	BCP Bolivia	ASB	Banking business	Credicorp (1)
2Q16	1.98%	4.93%	1.94%	2.19%	2.20%	2.02%
1Q17	2.07%	4.81%	1.96%	1.91%	2.27%	2.10%
2Q17	2.09%	4.84%	2.19%	1.68%	2.29%	2.12%

(1) Includes banking business results, other subsidiaries and consolidation adjustments.

The funding cost at the banking subsidiaries increased due to higher funding costs at BCP Stand-alone, BCP Bolivia and Mibanco.

The funding cost at BCP Stand-alone raised +2 bps QoQ, mainly due to:

(i)	An increase in interest expenses on deposits, associated with higher volumes in Time deposits; and

(ii)	The increase in interest expenses on bonds and subordinated debt; which was associated with an increase in the Libor rate.

BCP Bolivia’s funding cost increased +23 bps QoQ due to higher interest expenses for corporate time deposits.

The funding cost at Mibanco, which has been reducing since 4Q15, increased slightly QoQ (+3 bps). This was due primarily to an increase in interest expenses on borrowed funds and, to a lesser extent, to higher interest expenses on deposits.

ASB posted a drop in its funding cost, which was attributable to a QoQ decline in interest expenses (-11.0% QoQ) and to an increase in average liabilities (1.6% QoQ).

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The figures below show the funding cost by source for the Banking Business2:

1Q17	2Q17

(1) Deposits include Demand, Savings, Severance indemnity (CTS) and Time Deposits.

(2) It mainly includes outstanding acceptances and other payable accounts

These figures differ from those previously reported; consider the ones in this report.

2.6 Mutual Funds

Mutual funds	As of			% change
S/ 000	Jun 16	Mar 17	Jun 17	QoQ	YoY
Mutual funds in Peru	9,374,929	10,907,358	11,069,959	1.5%	18.1%
Mutual funds in Bolivia	520,584	569,811	578,799	1.6%	11.2%
Total mutual funds	9,895,513	11,477,169	11,648,758	1.5%	17.7%

Mutual funds at Credicorp Capital Fondos Peru grew slightly QoQ, due primarily to an increase in funds from individual clients. The company’s market share fell slightly at the end of June 2017 (41.5% vs. 42.0% at the end of March 2017). Nevertheless, Credicorp Capital Fondos Peru continued to lead the Peruvian market and is situated approximately 20.1 percentage points above its closest competitor.

In the YoY analysis, Credicorp Capital Fondos Peru reported growth of +18.1% in its funds under management. If we exclude the effect of the depreciation of the US Dollar against the Sol, YoY growth was +19.4%.

The portfolio managed by Credifondo Bolivia grew slightly QoQ due to an increase in the number of clients and in the investment volume.

Credifondo Bolivia’s market share was situated at 13.8% at the end of June 2017 vs. 13.0% at the end of March 2017. With this result, the company is the fourth largest competitor in the Bolivian Market. Last quarter, Credifondo Bolivia ranked fifth.

In YoY terms, Credifondo Bolivia reported growth of +11.2% in its portfolio under management. If we exclude the effect of the depreciation of the Bolivian Peso against the Sol, growth situates at +12.4%.

2 Includes BCP Stand-alone, Mibanco, BCP Bolivia and ASB.

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3.	Portfolio quality and Provisions for loan losses

In 2Q17, the cost of risk fell -47 bps QoQ and -26 bps YoY to situate at a level of 1.85%. This was due primarily to a reduction in provisions for El Nino and construction companies, and to a lesser extent, to a drop in provision requirements for the underlying portfolio. The improvement in the risk quality of the underlying portfolio was the result of better performance in most of the segments.

Portfolio quality and Provisions for loan losses	Quarter			% Change
S/ 000	2Q16	1Q17	2Q17	QoQ	YoY
Gross Provisions	(534,586)	(600,810)	(499,390)	-16.9%	-6.6%
Loan loss recoveries	50,675	64,316	66,171	2.9%	30.6%
Provision for loan losses, net of recoveries	(483,911)	(536,494)	(433,219)	-19.2%	-10.5%
Cost of risk (1)	2.11%	2.32%	1.85%	-47 bps	-26 bps
Provisions for loan losses / Net interest income	25.4%	26.6%	22.0%	-430 bps	-345 bps
Total loans (Quarter-end balance)	91,655,366	92,414,588	93,670,216	1.4%	2.2%
Allowance for loan losses	3,994,390	4,205,005	4,323,480	2.8%	8.2%
Write-offs	458,686	346,799	381,634	10.0%	-16.8%
Internal overdue loans (IOLs) (2)	2,611,949	2,767,804	2,749,047	-0.7%	5.2%
Refinanced loans	751,284	874,261	922,974	5.6%	22.9%
Non-performing loans (NPLs) (3)	3,363,233	3,642,065	3,672,021	0.8%	9.2%
Delinquency ratio over 90 days	2.05%	2.24%	2.25%	1 bps	20 bps
IOL ratio	2.85%	2.99%	2.93%	-6 bps	8 bps
NPL ratio	3.67%	3.94%	3.92%	-2 bps	25 bps
Coverage ratio of Internal overdue loans	152.9%	151.9%	157.3%	535 bps	440 bps
Coverage ratio of NPLs	118.8%	115.5%	117.7%	220 bps	-110 bps

(1) Annualized provisions for loan losses / Total loans.

(2) Includes overdue loans and loans under legal collection. (Quarter-end balances)

(3) Non-performing loans include past-due loans and refinanced loans. (Quarter-end balances)

3.1 Provisions for loan losses

Provisions for loan losses net of recoveries fell -19.2% QoQ and -10.5% YoY. The aforementioned was due to the:

(i)	Significant decrease in provisions due to El Nino, which amounted to S/ 15 million that were required at Mibanco, versus S/ 75 million in 1Q17 at BCP Stand-alone and Mibanco.

(ii)	The slight decline in provision requirements for the underlying portfolio, which was attributable to the majority of our business segments.

Additionally, construction companies did not require further provisions in 2Q17 given that the perception of risk in this portfolio did not post any material deterioration with regard to the situation observed in 1Q17.

The aforementioned, coupled with slight loan growth of +1.4% QoQ, translated into a contraction in the cost of risk3 of -47 bps QoQ and -26 bps YoY to situate at 1.85%.

In this context, it is important to note the reduction in the cost of risk of the underlying portfolio, which went from 1.85% in 1Q17 to 1.79% in 2Q17. This was attributable to risk quality improvement in most of the segments, SME-Pyme and Credit Cards in particular, and to loan growth, as we will explain later in this report. The cost of risk of the underlying portfolio registered a -23 bps reduction YTD (from 2.04% in 1H16 to 1.81% in 1H17).

The coverage ratios for internal overdue loans and non-performing loans rose mainly due to the increase in the allowance for loan losses balances.

3 Annualized net provisions for loan losses over total loans.

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3.2 Portfolio Quality

(1) Adjusted NPL ratio = (Non-performing loans + Charge-offs) / (Total loans + Charge-offs).

(2) Cost of risk = Annualized provisions for loan losses / Total loans.

(3) Adjusted cost of risk of March 17 and June 17calculated eliminating provisions related to the construction sector and the El Nino weather phenomenon.

Prior to analyzing the evolution of delinquency indicators, it is important to remember that:

(i)	Traditional delinquency ratios (IOL and NPL ratios) continued to be distorted by the presence of real estate guarantees (commercial properties). This means that a significant portion of the loans that are more than 150 days overdue cannot be written-off, although provisions have been set aside for them, given that a judicial process must be followed to liquidate the guarantee, which can take between 4 to 5 years.

(ii)	During the first half (1H) of every year, loans are less dynamic, mainly in the SME-Pyme segment and Mibanco given that the main financing campaigns for the Christmas season are held in the second half of the year (2H) and these short-term loans are paid off in the 1H of the following year.

In the figure above, it is important to note the QoQ relative stability of the adjusted NPL ratio, since growth in the non-performing portfolio was offset by the expansion of total loans. Accordingly, both the IOL ratio and the NPL ratio fell QoQ.

The contraction in the IOL was due to an increase in the level of refinanced loans and write-offs, mainly in SME-Pyme, Consumer, SME-Business and Mibanco. The NPL (which includes refinanced loans) grew slightly, in line with growth in NPL in the Mortgage and Consumer segments.

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The figure below shows the evolution of the cost of risk by business line and product:

Cost of risk by segment

Prior to analyzing the delinquency ratios by business line it is important to note that, as is evident in the figure above, the Cost of Risk fell QoQ in all segments (with the exception of Mortgage, which posted an unusually low level in 1Q17), and contracted YoY for the fourth consecutive quarter (without including 1Q17 due to the El Nino).

In the accumulated analysis, the cost of risk in 1H17 (2.07%) remained stable versus 1H16 (2.04%) despite the effects of the El Nino phenomenon, and the scenario of low economic growth and less dynamism in internal demand that has characterized the past few months. As such, the cost of risk for Credicorp and its segments continues to be within the organization’s risk appetite.

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3.2.1 Delinquency ratios by business segment

Wholesale Banking – Portfolio quality and Cost of risk

(i)	The cost of risk in Wholesale Banking was situated at 0.21%, which represents a decline of -107 bps QoQ and -14 bps YoY. This reduction is attributable to a decrease in the provisions required in 2Q17 for construction companies.

BCP Bolivia – Portfolio quality and Cost of risk

(ii)	BCP Bolivia reported a QoQ and YoY drop in its cost of risk and in its IOL and NPL ratios given that the increase in loan growth (+4.7% QoQ and +16.4% YoY) outpaced growth in the IOL and NPL portfolios.

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SME-Business – Portfolio quality and Cost of risk

(iii)	The cost of risk in the SME-Business segment fell QoQ and YoY due mainly to a decrease in provisions for loan losses in 2Q17, which was attributable to recoveries. The NPL ratio improved QoQ, which was in line with (i) a contraction in the NPL portfolio due to higher write-offs during June 2017; and (ii) a +5.2% expansion in the SME-Business loan portfolio. Nevertheless, the YoY evolution shows an increase in the NPL ratio given that total loans grew at a slower pace than the NPL portfolio. It is important to note that this segment continues to post portfolio quality ratios that are within the organization’s risk appetite.

SME - Pyme – Portfolio quality and Cost of risk

(iv)	In the SME-Pyme segment it is important to analyze the early delinquency ratio, which excludes loans that are less than 60 days overdue (volatile loans whose percentage of recovery is very high) and those overdue more than 150 days (loans for which provisions have been set aside but which cannot be written-off due to the existence of real estate collateral– commercial properties- that must follow a judicial process that require between four and five years on average, to foreclose and liquidate).

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Since the beginning of the second half of 2014, early delinquency has maintained a downward trend YoY, in line with on-going improvements in the SME-Pyme business model as reflected in the better risk quality of vintages originated from 2015 and on. In 2Q17 early delinquency fell -100 bps YoY reporting its lowest level since 1Q13, prior to the delinquency problem that was triggered by a downturn in the Peruvian economy. This reflects the improvement seen in the risk quality of new vintages, in line with the measures taken to improve portfolio quality and client admission processes.

In this context, the cost of risk fell -211 bps YoY, reaching a record low in the past three years. This was mainly attributable to the decrease in provisions, related to an increase in recoveries.

Mortgage – Portfolio quality and Cost of risk (1)

(1) Figures differ from previously reported due to adjustments during the data processing that have been incorporated in this report.

(v)	With regard to Mortgage loans, although traditional delinquency ratios show an upward trend, it is important to note that these loans are also affected by the existence of real estate guarantees that take years to execute, which means that they cannot be charged off when more than 150 days overdue. For this reason, it is important to analyze the Early Delinquency indicator, which fell -9 bps QoQ to reach its lowest point in the last year (2016-2017). Nevertheless, the cost of risk increased +21 bps QoQ due to an increase in provisions, which registered an unusually low level in 1Q17 due to reversals for the Mivivienda product.

In the YoY analysis, early delinquency fell -15 bps and the cost of risk fell -47 bps, in line with a significant drop in provisions.

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Consumer – Portfolio quality and Cost of risk (1)

(1) Figures differ from previously reported due to adjustments during the data processing that have been incorporated in this report.

(vi)	In the Consumer portfolio, the cost of risk fell -39 bps QoQ and -263 YoY, mainly due to a significant reduction in provisions that was attributable to (i) the extinction of vintages prior to 2015; and (ii) a change in the portfolio’s composition. At the end of June 2017, 66% of the portfolio corresponds to vintages from 2016 an on, whose risk profiles are better than those associated with vintages from 2015 or before, which were responsible for the delinquency issues. The portfolio’s new composition reflects the new profile that resulted from the change in the risk admission policy and as such, entails a lower provision requirement.

Early delinquency increased slightly QoQ but contracted -65 bps YoY due to an improvement in the risk quality of new vintages.

Credit Card – Portfolio quality and Cost of risk

(vii)	The Credit Card portfolio posted a decline in its cost of risk both QoQ and YoY. This was in line with a drop in provisions, which offset the effect of a contraction in the loan portfolio. The drop in loan balances was due to a decrease in new loans origination that was attributable to more restrictive measures for loan placement, which not only exclude clients with a high probability of default but also admit new clients with better risk profiles and higher debt amortization ratios. As such, it is evident that the risk quality of this portfolio has improved due to the corrective measures applied following the delinquency problem that arose at the end of 2015.

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Early delinquency fell -24 bps QoQ and -56 bps YoY, which reflects the improvement in the risk quality of new vintages. The IOL and NPL ratios continued to post a downward trend.

Mibanco – Portfolio quality and Cost of risk

(1) Adjusted cost of risk of March 2017 and June 2017 calculated eliminating provisions related to the El Nino weather phenomenon.

(2) Cost of risk of Mibanco is calculated starting on 2Q14 since net provisions were consolidated on BAP’s results at the beginning of this period.

(viii)	The cost of risk at Mibanco fell -64 bps QoQ. This was due primarily to a decrease in provisions for El Nino (FEN) in 2Q17, followed by portfolio growth. If we exclude the provisions set aside for FEN in 1Q17 and 2Q17, which totaled S/ 35.5 million and S/ 15.0 million respectively, the adjusted cost of risk increases from 3.43% to 3.74%. The latter reflects the continuous growth and higher returns of Mibanco, which imply taking some more risks in line with this kind of business, but always within the organization’s risk appetite.

The NPL ratio increased slightly both QoQ and YoY, which reflects some deterioration in (i) some customers affected by FEN; and (ii) the core portfolio, as we explained above.

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4.	Net Interest Income (NII)

In an environment of low loan growth and high competition, NIM after provisions increased +10 bps QoQ, +24 bps YoY and +4 bps YTD. This was due primarily to a drop in net provisions for loan losses and to higher returns on other assets, in a scenario in which NIM on loans continues to experience downward pressure.

Net interest income	Quarter			% change		As of		% change
S/ 000	2Q16	1Q17 (2)	2Q17	QoQ	YoY	Jun 16	Jun 17	Jun 17 / Jun 16
Interest income	2,611,712	2,739,779	2,715,901	-0.9%	4.0%	5,246,047	5,455,680	4.0%
Interest on loans	2,331,491	2,361,659	2,353,070	-0.4%	0.9%	4,643,487	4,714,729	1.5%
Dividends on investments	6,146	30,123	4,223	-86.0%	-31.3%	45,954	34,346	-25.3%
Interest on deposits with banks	11,758	23,460	20,416	-13.0%	73.6%	24,124	43,876	81.9%
Interest on securities	252,704	313,432	331,953	5.9%	31.4%	505,757	645,385	27.6%
Other interest income	9,613	11,105	6,239	-43.8%	-35.1%	26,725	17,344	-35.1%
Interest expense	708,002	723,692	743,196	2.7%	5.0%	1,403,944	1,466,888	4.5%
Interest on deposits	261,015	267,534	284,093	6.2%	8.8%	517,705	551,627	6.6%
Interest on borrowed funds	208,730	198,506	199,127	0.3%	-4.6%	411,680	397,633	-3.4%
Interest on bonds and subordinated notes	185,389	208,159	210,905	1.3%	13.8%	378,679	419,064	10.7%
Other interest expense	52,868	49,493	49,071	-0.9%	-7.2%	95,880	98,564	2.8%
Net interest income	1,903,710	2,016,087	1,972,705	-2.2%	3.6%	3,842,103	3,988,792	3.8%
Net interest income after provisions	1,419,799	1,479,593	1,539,486	4.0%	8.4%	2,904,955	3,019,079	3.9%
Average interest earning assets	146,761,868	147,636,361	149,939,696	1.6%	2.2%	144,725,643	148,745,969	2.8%
Net interest margin (1)	5.19%	5.46%	5.26%	-20bps	7bps	5.31%	5.36%	5bps
NIM on loans	8.25%	8.13%	8.13%	0bps	-11bps	8.23%	8.18%	-5bps
Net interest margin after provisions (1)	3.87%	4.01%	4.11%	10bps	24bps	4.01%	4.06%	4bps
Net provisions for loan losses / Net interest income	25.42%	26.61%	21.96%	-465bps	-346bps	24.39%	24.31%	-9bps

(1) Annualized.

(2) Figures differ from previously reported, please consider the data presented on this report.

It is important to note that we have decided to eliminate the derivatives net result from the NII line and include it in non-financial income starting on 1Q17. The aim of this change is to manage NIM more accurately while ensuring optimum disclosure. For comparative purposes, these changes have been applied retroactively to 2Q16.

4.1 Interest Income

Interest income contracted -0.9% QoQ due to a decrease in Dividend income on investments, which is received in 1Q every year. Additionally, the drop in interest income also reflects, although to a lesser degree, lower income from interest income on loans (-0.4%), which was attributable to the contraction in average daily loan balances. The decrease in interest on loans was partially offset by the increase in Interest on securities.

In the YoY analysis, interest income grew +4.0%, which was primarily due to an increase in interest income on securities, and to a lesser degree due to interest income on loans. The former was in turn the result of higher income on Central Banks’ debt instruments and on securities issued by governments. The latter was in line with expansion in loans measured in average daily balances from Mibanco, BCP Bolivia and SME-Pyme.

4.2 Interest Expenses

Interest expenses increased +2.7% QoQ, due to interest expenses on deposits mainly at BCP and BCP Bolivia, as explained in section 2. Funding Sources.

In the YoY analysis, interest expenses grew +5.0%, mainly due to higher Interest on bonds and subordinated notes that was associated with issuances made by BCP Stand-alone in 2H16 and 1Q17 and, to a lesser extent, to higher expenses for Interest on Deposits.

Interest expenses on deposits grew in line with:

(i)	The change in the currency mix at BCP Stand-alone, considering average daily balances of deposits at BCP Stand-alone were relatively stable (-0.3% YoY). The de-dollarization of deposits (in average daily balances for the year) resulted in higher interest expenses. Deposits contracted in FC while those denominated in LC expanded. This put pressure on interest expenses because FC deposits are less costly than LC deposits.

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(ii)	Time deposits growth at BCP Bolivia at the expense of savings deposits, which put pressure on the funding cost.

4.3 Net Interest Margin (NIM)

In the QoQ analysis, NIM fell due to a drop in NII (-2.2% QoQ) in a scenario in which average IEA grew slightly (+1.6%). The QoQ contraction in NII was mainly due to the reduction in Dividend Income on investments, as it is explained in section 4.1 Interest Income.

In the YoY analysis, NIM growth was attributable to an increase in interest income from securities and loans, which offset moderate growth in average IEA and the increase in interest expenses on deposits.

NIM after provisions

NIM after provisions increased of +10 bps QoQ. This was in line with a drop in net provisions for loan losses, which offset the contraction registered in NII.

In the YoY analysis, NIM after provisions improved +24 bps due to an increase in net interest income and a contraction in provisions.

Credicorp’s NIM and NIM after provisions4

(1)	Starting on 1Q17, we exclude derivatives from the NII result. For comparative purposes, figures starting from 1Q16 have been recalculated with the new methodology

4 NIM on loans is calculated as follows:

The share of loans within total earning assets is calculated by dividing the average of the beginning and closing balances of total loans for the reporting period, by the average of the beginning and closing balances of the interest earning assets for the reporting period.

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NIM on loans remained stable QoQ but contracted YoY and YTD. The contraction is the result of the pressure on margins due to the increase in the level of competition in some segments. This was partially offset by the change in the loan book mix, which shows higher share in the business segments with higher margins.	NIM on loans

It is also important to analyze NIM by subsidiary. The table below shows the interest margins posted by each of Credicorp’s main subsidiaries.

NIM Breakdown	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Credicorp (1)
2Q16	4.52%	14.87%	4.58%	2.16%	5.19%
1Q17	4.63%	15.47%	4.58%	2.30%	5.46%
2Q17	4.51%	15.20%	4.50%	2.51%	5.26%

NIM: Annualized Net interest income / Average period end and period beginning interest earning assets.

(1) Credicorp also includes Credicorp Capital, Prima, Grupo Credito and Eliminations for consolidation purposes.

The QoQ evolution of global NIM by subsidiary shows a contraction in Credicorp’s margin, which was attributable primarily to BCP Stand-alone, which represents around 66% of the group’s net interest income. This subsidiary is also explaining most of the pressure on NIM on loans described above. Furthermore, the decrease QoQ in global NIM was also due, to a lesser extent, to a drop in NIM at Mibanco, which accounts for 22% of Credicorp’s net interest income. This decline was partially offset by the improvement in ASB’s margin.

The YoY analysis reveals that the increase in NIM at Credicorp is attributable to growth in NIM at Mibanco and ASB, and to stable NIM at BCP Stand-alone.

5.	Non-Financial Income

Total non-financial income posted an increase QoQ due to fee income and gains on sales of securities. The YoY analysis reflects a contraction that was primarily due to a drop in gains on sales of securities and in gains on foreign exchange transactions, which was, nevertheless, offset by the increase in fee income and other non-financial income.

Non-financial income	Quarter			% change		YTD		% change
S/ 000	2Q16	1Q17	2Q17	QoQ	YoY	Jun 16	Jun 17	2017 / 2016
Fee income (1)	693,185	678,047	717,190	5.8%	3.5%	1,363,943	1,395,237	2.3%
Net gain on foreign exchange transactions	165,398	166,486	160,256	-3.7%	-3.1%	330,166	326,742	-1.0%
Net gain from associates (2)	891	6,023	5,974	-0.8%	N/A	4,428	11,997	170.9%
Net gain on sales of securities	176,623	57,821	83,151	43.8%	-52.9%	182,076	140,972	-22.6%
Net gain on derivatives	509	54,341	15,313	-71.8%	N/A	8,807	69,654	N/A
Result on exchange difference	(8,794)	9,070	2,305	-74.6%	-126.2%	(45,544)	11,375	-125.0%
Other non-financial income	37,436	68,745	69,771	1.5%	86.4%	99,921	138,516	38.6%
Total non financial income	1,065,248	1,040,533	1,053,960	1.3%	-1.1%	1,943,797	2,094,493	7.8%

(1) Figures differ from previously reported, please consider the data presented on this report.

(2) Mainly includes the agreement between Grupo Pacifico and Banmedica.

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QoQ growth in non-financial income was due primarily to:

(i)	An increase in fee income- the main source of non-financial income- which was generated, in large part, by higher income at Credicorp Capital. This expansion was attributable to the capital markets business line at Credicorp Capital after the bond issuance service provided to a client. A slight increase was also reported in fee income in the banking business, which we will address in section 5.1.2.

(ii)	Higher net gains on sales of securities, which was attributable to the income generated by BCP Stand-alone for the sale of sovereign bonds and certificates of deposit issued by the Peruvian government and BCRP, respectively.

(iii)	An increase in Other non-financial income due to earnings generated by the sale of a real estate asset at BCP Stand-alone. It is important to remember that this line posted in 1Q17 a level that was unusual due to a reversal of provisions on performance bonuses, which are awarded every 1Q.

The aforementioned offset:

(i)	The reduction in net gains on foreign exchange transactions at BCP Stand-alone, which was attributable to a contraction in business volumes and a decrease in the margin. The former was due to the fact that the economy is less dynamic while the latter reflects relative low volatility in the exchange rate.

(ii)	A lower result for derivatives at BCP Stand-alone due to a drop in gains on forwards, which posted unusual high levels in 1Q17 due to income from adjustments to swap agreements.

(iii)	A drop in the contribution of the EPS was registered in net gains for investments in associates due a drop in the net earned premiums in Regular and SCTR businesses (Complementary Insurance for High-Risk Occupations). Nevertheless, this was attenuated by a decrease in claims and a drop in the acquisition cost, as is evident in the table below:

	Quarter			% change
Millions (S/)	2Q16	1Q17	2Q17	QoQ	YoY
(+) EPS contribution (50%)	6.60	11.78	9.74	-17.3%	47.6%
(-) Private health insurance deduction (50%)	-5.71	-5.76	-3.77	-34.6%	-34.0%
(=) Net gain from associates excluding
Non-recurring income / expense	0.89	6.02	5.97	-0.8%	570.8%
(+) Non-recurring income/expense	-	-	-	-	-
(=) Net gain from associates	0.89	6.02	5.97	-0.8%	570.8%

The YoY analysis shows a contraction due to the fact that non-financial income posted an unusually high level in 2Q16, which was attributable to gains on the sale of 50% of the investment in BCI shares. Nevertheless, growth in fee income was noteworthy.

In terms of accumulated results (1H17 vs 1H16), non-financial income increased due to growth in the main lines:

(i)	Fee income improved primarily due to the banking business and, to a lesser extent, to Credicorp Capital in 1H17.

(ii)	Higher net gains on investments in associates.

(iii)	A positive result on exchange difference, compared to the loss posted in 1H16, which was due to the effect of the appreciation of the Sol against the US dollar on the structural position. It is important to note that this position has been reduced since 2Q16.

Nevertheless, the result was somewhat offset by a drop in net gains on foreign exchange transactions.

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5.1	Fee Income

5.1.1	By subsidiary

The figure below shows the contribution of each of Credicorp’s subsidiaries to growth in fee income at Credicorp in 2Q17.

Evolution of fee income QoQ by subsidiary (S/ Millions)

* Others include Grupo Pacifico and eliminations for consolidation purposes.

The following figure shows the YoY evolution of fee income by subsidiary:

Evolution of fee income YoY by subsidiary (S/ Millions)

* Others include Grupo Pacifico and eliminations for consolidation purposes.

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5.1.2	Banking Business

The figure below shows the evolution of the main components of fee income in the banking business

Composition of fee income in the banking business

Fee Income	Quarter			% change		YTD		% change
S/ 000	2Q16	1Q17	2Q17	QoQ	YoY	Jun 16	Jun 17	2017 / 2016
Miscellaneous accounts (1)	165,084	173,891	170,676	-1.8%	3.4%	331,012	344,568	4.1%
Credit cards (2)	74,019	72,126	72,237	0.2%	-2.4%	144,769	144,363	-0.3%
Drafts and transfers	39,234	41,105	42,328	3.0%	7.9%	76,735	83,433	8.7%
Personal loans (2)	23,017	23,735	24,989	5.3%	8.6%	45,968	48,725	6.0%
SME loans (2)	16,657	17,973	15,266	-15.1%	-8.4%	34,680	33,239	-4.2%
Insurance (2)	18,139	18,515	18,297	-1.2%	0.9%	36,436	36,813	1.0%
Mortgage loans (2)	8,987	10,120	10,417	2.9%	15.9%	15,821	20,536	29.8%
Off-balance sheet (3)	41,785	43,074	44,303	2.9%	6.0%	84,343	87,377	3.6%
Payments and collections (3)	95,047	95,547	96,404	0.9%	1.4%	189,034	191,951	1.5%
Commercial loans (3)	16,472	17,180	18,547	8.0%	12.6%	33,231	35,727	7.5%
Foreign trade (3)	11,221	12,196	9,944	-18.5%	-11.4%	24,819	22,140	-10.8%
Corporate finance and mutual funds	13,835	13,323	20,548	54.2%	48.5%	27,103	33,871	25.0%
ASB	5,296	4,155	2,928	-29.5%	-44.7%	11,291	7,083	-37.3%
Others (4)	47,269	43,623	53,635	23.0%	13.5%	88,159	102,069	15.8%
Total fee income	576,063	586,564	600,520	2.4%	4.2%	1,143,401	1,191,894	4.2%

(1) Saving accounts, current accounts, debit card and master account.

(2) Mainly Retail fees.

(3) Mainly Wholesale fees.

(4) Includes fees from BCP Bolivia, Mibanco, network usage and other services to third parties, among others.

Source: BCP

In the QoQ analysis, fee income in the banking business increased +2.4% QoQ, this was due primarily to:

(i)	The increase in the Others account, which was due primarily to higher fee income generated by the growth in the volume of transfers abroad at BCP Bolivia and, to a lesser extent, to a slight increase in fee income at Mibanco.

(ii)	The increase in fee income from corporate finance and mutual funds, which was attributable to fees received at Credicorp Capital for the advisory on bond issuances, and to fee income from structuring services that had been deferred but after the pre-payment of a mid-term loan the fee income was accounted in full.

The aforementioned offset by (i) the drop in Miscellaneous Account, mainly due to maintenance fees and excess transactions in current and savings accounts; (ii) the contraction in commissions from the SME-Pyme portfolio; and (iii) less fee income from letters of credit due to a drop in foreign trade transactions.

In the YoY analysis, growth of 4.2% was due to an increase in commissions for financial services at Mibanco; growth posted by corporate finance and mutual funds due to corporate financing transactions in 2Q17; and better performance by miscellaneous accounts, which was attributable to an increase in the transaction volume of debit cards.

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6.	Insurance Underwriting Result

The insurance underwriting result increased 3.4% TaT and fell 6.2% YoY. This increase QoQ was registered in the life insurance business due to (i) a slight expansion in net earned premiums, which was in turn attributable to lower technical reserves for private pension funds and (ii) a lower loss ratio, mainly in Individual Life and Personal Accidents. This was offset by a decrease in the Property and Casualty Insurance due to the higher acquisition cost, mainly in the Wholesale Lines.

Insurance underwriting result	Quarter			% change		YTD		% change
S/ 000	2Q16	1Q17	2Q17	QoQ	YoY	Jun 16	Jun 17	Jun 17 / Jun 16
Net earned premiums	453,647	465,304	466,375	0.2%	2.8%	906,884	931,679	2.7%
Net claims	(265,815)	(280,964)	(278,265)	-1.0%	4.7%	(529,738)	(559,229)	5.6%
Acquisition cost (1)	(53,066)	(62,061)	(61,665)	-0.6%	16.2%	(113,241)	(123,726)	9.3%
Total insurance underwriting result	134,766	122,279	126,445	3.4%	-6.2%	263,905	248,724	-5.8%

(1) Includes net fees and underwriting expenses.

Total underwriting result by business

(S/ millions)

6.1	Net earned premiums

Written premiums by business	Net earned premiums by business
(S/ millions)	(S/ millions)

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Total premiums fell 5.9% QoQ. This was mainly attributable to property and casualty insurance and, to a lesser extent, to life insurance. The drop in property and casualty insurance was seen primarily in Personal Lines and in the Home Mortgage5 product in particular given that in 1Q17, the modality for reporting premiums changed from a monthly to a yearly scheme. The QoQ drop in the life insurance business was attributable to group insurance business –SCTR (Complementary Insurance for High Risk) and Vida Ley- due to annual and semester renewals at mining companies in 1Q17.

Net earned premiums rose slightly due to an increase in the life insurance business attributable to the AFP line due to the fact that fewer technical reserves, which are adjusted for inflation, were set aside. Nevertheless, this effect was attenuated by a drop in property and casualty insurance in Personal Lines due to lower total premiums in 2Q17.

In the YoY analysis, net earned premiums increased 2.8%, particularly in the life insurance business due to an increase in rates in the credit life business.

6.2	Net claims

Net claims by business

(S/ millions)

Net claims fell 1.1% QoQ due to a decrease in the net loss ratio in the property and casualty and life insurance lines. In the case of property and casualty, the decrease was due primarily to the Wholesale Lines given that the majority of cases associated with the El Nino Phenomenon were registered in 1Q17. Nevertheless, this effect was offset by an increase in i) Medical Assistance due to a seasonal effect (1Q is the quarter that reports the lowest net loss ratio of the year) and ii) Automobile due to the low loss ratio in 1Q17.

In terms of life insurance, the drop was reported in group insurance in the SCTR product given that fewer claims were reported. The Individual Life and Personal Accident businesses posted a drop in claims due to fewer reported cases in 2Q17.

In the YoY analysis, net claims increased in the property and casualty and life lines. The increase in property and casualty insurance was attributable to Private Medical Assistance and was due to an increase in both frequency and in the median cost for Oncological care. Growth in claims in life insurance was due to an increase in the loss ratio for group businesses.

5 Insurance that covers homes against material damages caused by natural disasters or man under unforseen circumstances.

34

6.3	Acquisition cost

Acquisition cost by Business

(S/ millions)

Acquisition cost	Quarter			% change		YTD		% change
S/ 000	2Q16	1Q17	2Q17	QoQ	YoY	Jun 16	Jun 17	Jun 17 / Jun 16
Net fees	(46,223)	(53,495)	(49,849)	-6.8%	7.8%	(90,940)	(103,344)	13.6%
Underwriting expenses	(22,430)	(23,840)	(24,882)	4.4%	10.9%	(52,358)	(48,721)	-6.9%
Underwriting income	15,587	15,273	13,066	-14.5%	-16.2%	30,056	28,339	-5.7%
Acquisition cost	(53,067)	(62,061)	(61,665)	-0.6%	16.2%	(113,242)	(123,726)	9.3%

The acquisition cost fell slightly due to the lower commissions, which was offset by the higher underwriting expenses. The decrease in commissions was seen primarily in the group insurance line for the Life Insurance business. Nevertheless, this effect was mitigated by higher underwriting expenses in the P&C business given that in 1Q17, reinsurance provisions were liberated.

In the YoY analysis, the acquisition cost increased due to the higher commissions in the P&C business especially in the Wholesale lines which is associated with the lower commission received from reinsurers. Furthermore, the higher underwriting expenses were explained by the release of uncollectible reinsurance reserves in 2Q16, which were not repeated in 2Q17. Finally, the drop in underwriting income was due to the reinsurance profit sharing was not registered in 2Q17.

35

7.	Operating Expenses and Efficiency

The efficiency ratio improved 30 bps YoY and -50 bps YTD due to better operating income generation, which offset the increase in operating expenses. The QoQ comparison represented an increase of 200 bps, which shows the impact of operating expenses seasonality that makes the ratio hit its lowest level of the year in 1Q of every year.

Operating expenses	Quarter			% change		YTD		% change
S/ 000	2Q16	1Q17	2Q17	QoQ	YoY	Jun 16	Jun 17	Jun 17/ Jun 16
Salaries and employees benefits	735,414	753,266	746,499	-0.9%	1.5%	1,471,384	1,499,765	1.9%
Administrative, general and tax expenses	513,652	488,466	541,054	10.8%	5.3%	967,338	1,029,520	6.4%
Depreciation and amortizacion	113,910	115,887	113,958	-1.7%	0.0%	225,680	229,845	1.8%
Other expenses	47,463	49,492	51,676	4.4%	8.9%	94,496	101,168	7.1%
Total expenses	1,410,439	1,407,111	1,453,187	3.3%	3.0%	2,758,898	2,860,298	3.7%
Operating income (1)	3,208,546	3,395,358	3,340,118	-1.6%	4.1%	6,410,787	6,735,476	5.1%
Operating expenses (2)	1,416,042	1,419,680	1,463,176	3.1%	3.3%	2,777,643	2,882,856	3.8%
Reported efficiency ratio (3)	44.1%	41.8%	43.8%	200 bps	-30 bps	43.3%	42.8%	-50 bps
Operating expenses / Total average assets (4)	3.58%	3.59%	3.63%	4 bps	5 bps	3.5%	3.7%	20 bps

(1) Operating income = Net interest income + Fee income + Gain on foreign exchange transactions + Net gain from associates + Net premiums earned + Net gain on derivatives+ Result on exchange difference.

(2) Operating expenses = Total operating expenses + Acquisition cost - Other operating expenses.

(3) Operating expenses / Operating income. Figures differ from previously reported, please consider the data presented on this report.

(4) Annualized operating currency / Average of Total Assets. Average is calculated with period-beginning and period-ending balances.

Total expenses rose 3.3% QoQ, due primarily to an increase in Administrative, general and tax expenses. At BCP Stand-Alone, the main accounts that explained this increase were:

(i)	Marketing, due to higher provisions for the “Lan Pass” program and for Advertising and Publicity to launch the new “VIABCP” web page.

(ii)	Consultants, mainly for the Digital Transformation initiative.

YoY, total expenses rose +3.0%, which was due mainly to an increase in Administrative, general and tax expenses, which were in turn attributable to higher expenses on Consultants for the Digital Transformation initiative that is a strategic project, and Marketing.

Credicorp’s administrative and general expenses

Administrative and general expenses	Quarter						% change
S/ 000	2Q16%		1Q17%		2Q17%		QoQ	YoY
Marketing	55,488	11%	57,294	12%	67,901	13%	18.5%	22.4%
Taxes and contributions	56,586	11%	51,394	11%	52,589	10%	2.3%	-7.1%
Insfrastructure	64,870	13%	61,398	13%	68,611	13%	11.7%	5.8%
Minor expenses	58,402	11%	60,834	12%	54,345	10%	-10.7%	-6.9%
Systems outsourcing	56,867	11%	55,387	11%	55,254	10%	-0.2%	-2.8%
Programs and systems	60,743	12%	55,458	11%	57,922	11%	4.4%	-4.6%
Communications	27,394	5%	19,140	4%	22,284	4%	16.4%	-18.7%
Rent	44,506	9%	43,978	9%	45,846	8%	4.2%	3.0%
Consulting	27,289	5%	31,244	6%	48,498	9%	55.2%	77.7%
Channels	44,254	9%	44,894	9%	47,109	9%	4.9%	6.5%
Others (1)	17,255	3%	7,447	2%	20,695	4%	177.9%	19.9%
Total administrative and general expenses	513,652	100%	488,466	100%	541,054	100%	10.8%	5.3%

(1) Others include ASB, BCP Bolivia, Grupo Credito and eliminations for consolidation.

36

7.1	Operating Expenses / Total Average Assets Ratio

The operating expenses/total average assets ratio reported a slight increase of +4 bps QoQ, which was primarily attributable to the QoQ increase in operating expenses and to the seasonality of every 1Q, were this ratio posts its lowest level of the year, as is evident in the following graph:

Operating Expenses / Total Average Assets Ratio

The following graph shows the on-going control of operating expenses, which has led to stability over time and a lower normalized level of the operating expenses/total average assets ratio. The YoY analysis shows an increase of +5 bps, which was mainly associated with the increase in Administrative, general and tax expenses.

QoQ % of Change QoQ of Operating Expenses and Total Average Assets

37

7.2	Efficiency Ratio

Efficiency Ratio by Subsidiary (1)

	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Grupo Pacífico	Prima	Credicorp Capital	Credicorp
2Q16 (2)	39.9%	59.2%	54.9%	24.6%	26.3%	44.3%	87.4%	44.1%
1Q17	38.3%	55.5%	57.4%	22.2%	27.5%	43.7%	112.6%	41.8%
2Q17	42.1%	54.0%	54.4%	22.4%	27.0%	43.8%	88.6%	43.8%
Var. QoQ	380 bps	-150 bps	-300 bps	20 bps	-50 bps	10 bps	-2400 bps	200 bps
Var. YoY	220 bps	-520 bps	-50 bps	-220 bps	70 bps	-50 bps	120 bps	-30 bps
Acum. Jun 16	39.8%	58.6%	56.5%	24.6%	26.9%	44.6%	101.5%	43.3%
Acum. Jun 17	40.1%	54.7%	55.9%	22.3%	27.2%	43.8%	99.0%	42.8%
Var. Jun 17 / Jun 16	30 bps	-390 bps	-60 bps	-230 bps	30 bps	-80 bps	-250 bps	-50 bps

(1) Operating income + acquisition cost - other expenses) / (Net interest income + fee income + Net gain on foreign exchange transactions + Result on exchange difference + Net gain on derivates + Net gain from associates + Net earned premiums).

(2) Figures of subsidiaries differ from previously reported, please consider the data presented on this report.

In the quarterly analysis, the efficiency ratio was situated at 43.8% at the end of 2Q17, 200 bps above the level of 41.8% posted in 1Q17. The aforementioned was due primarily to the increase in operating expenses, which accounts for 130 bps. In terms of operating income, the QoQ reduction accounts for 70 bps and was associated primarily with a drop in net interest income. For more details, see section “4. Net interest Income”.

It is important to note that Mibanco and BCP Bolivia continue to improve their efficiency ratios; nevertheless, this improvement was not enough to attenuate the impact of BCP Stand-alone.

In the YoY analysis, Credicorp’s efficiency ratio fell -30 bps given that the increase in operating income outweighed operating expenses growth. In regard to, operating income, the line that experienced the highest growth in volume was net interest income, which was primarily attributable to Mibanco. In line with the latter, Mibanco posted a -520 bps reduction in efficiency YoY, which offset the 220 bps increase registered at BCP Stand-alone.

Finally, in the accumulated analysis, which was not affected by seasonality, the vast majority of Credicorp’s subsidiaries posted improvements in their efficiency ratios. This led to a -50 bps in Credicorp’s accumulated efficiency ratio.

38

8.	Regulatory Capital

8.1	Regulatory Capital – BAP

Regulatory Capital and Capital Adequacy Ratios	Balance as of			% change
S/ 000	Jun 16	Mar 17	Jun 17	QoQ	YoY
Capital Stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury Stocks	(209,228)	(210,563)	(208,952)	-0.8%	-0.1%
Capital Surplus	282,985	229,339	271,561	18.4%	-4.0%
Legal and Other capital reserves (1)	13,507,601	15,889,763	15,865,972	-0.1%	17.5%
Minority interest (2)	395,472	349,667	349,354	-0.1%	-11.7%
Loan loss reserves (3)	1,285,561	1,284,453	1,288,931	0.3%	0.3%
Perpetual subordinated debt	822,250	812,000	813,250	0.2%	-1.1%
Subordinated Debt	5,039,308	4,965,484	5,001,933	0.7%	-0.7%
Investments in equity and subordinated debt of financial and insurance companies	(728,148)	(752,488)	(751,329)	-0.2%	3.2%
Goodwill	(633,611)	(636,479)	(632,707)	-0.6%	-0.1%
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	-	-	-	-	-
Deduction for Tier I Limit (50% of Regulatory capital) (4)	-	-	-	-	-
Total Regulatory Capital (A)	21,081,183	23,250,169	23,317,006	0.3%	10.6%
Tier I (5)	12,180,475	12,554,858	12,603,980	0.4%	3.5%
Tier II (6) + Tier III (7)	8,900,708	10,695,311	10,713,027	0.2%	20.4%
Financial Consolidated Group (FCG) Regulatory Capital Requirements	15,653,442	16,236,995	16,583,872	2.1%	5.9%
Insurance Consolidated Group (ICG) Capital Requirements	923,434	1,184,589	974,207	-17.8%	5.5%
FCG Capital Requirements related to operations with ICG (8)	(325,433)	(219,634)	(259,450)	18.1%	-20.3%
ICG Capital Requirements related to operations with FCG (9)	-	-	-	-	-
Total Regulatory Capital Requirements (B)	16,251,443	17,201,950	17,298,629	0.6%	6.4%
Regulatory Capital Ratio (A) / (B)	1.30	1.35	1.35
Required Regulatory Capital Ratio (10)	1.00	1.00	1.00

(1) Legal and other capital reserves include restricted capital reserves (PEN 11,071 million) and optional capital reserves (PEN 4,795 million).

(2) Minority interest includes Tier I (PEN 346.5 million) and Tier II (PEN 2.8 million) minority interests.

(3) Up to 1.25% of total risk-weighted assets of Banco de Credito del Peru, Solucion Empresa Administradora Hipotecaria, Mibanco and Atlantic Security Bank.

(4) Tier II + Tier III cannot be more than 50% of total regulatory capital.

(5) Tier I = capital + restricted capital reserves + Tier I minority interest - goodwill - (0.5 x investment in equity and subordinated debt of financial and insurance companies) + perpetual subordinated debt.

(6) Tier II = subordinated debt + Tier II minority interest tier + loan loss reserves - (0.5 x investment in equity and subordinated debt of financial and insurance companies).

(7) Tier III = Subordinated debt covering market risk only.

(8) Includes regulatory capital requirements of the financial consolidated group.

(9) Includes regulatory capital requirements of the insurance consolidated group.

(10) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

At the end of June 2017, Credicorp reported a comfortable capitalization level that was 1.35 times higher than the capital required by the Peruvian Regulator. This ratio maintained QoQ as a result of the minor increase of regulatory capital requirement (+ 0.8% QoQ), which was offset by the slight increase in Credicorp's regulatory capital (0.4% QoQ).

The QoQ growth in regulatory capital was due primarily to the net income generated in 2Q17.

The QoQ increase in the regulatory capital requirement was due mainly to the higher capital requirement for the Consolidated Financial Group (+2.4 QoQ), which in turn reflected the fact that more capital was required for the loan growth at BCP Consolidated.

In the YoY analysis, the regulatory capital ratio increased from 1.30 in 2Q16 to 1.35 in 2Q17 due to higher growth in total regulatory capital (+10.7% YoY) compared to total regulatory capital requirements (+6.7 YoY). Regulatory capital increased due to a higher level in Legal and Other Capital Reserves (+17.5% YoY), while Total regulatory capital requirement grew +6.7% QoQ as a result of +6.2% YoY increase in the Consolidated Financial Group Regulatory Capital Requirements.

39

8.2	Regulatory Capital – BCP Stand-alone based on Peru GAAP

Regulatory Capital and Capital Adequacy Ratios	Balance as of			% change
S/ 000	Jun 16	Mar 17	Jun 17	QoQ	YoY
Capital Stock	7,066,346	7,933,342	7,933,342	0.0%	12.3%
Legal and Other capital reserves	3,582,218	3,885,484	3,885,494	0.0%	8.5%
Accumulated earnings with capitalization agreement	-	-	-	-	-
Loan loss reserves (1)	1,140,215	1,135,286	1,135,491	0.0%	-0.4%
Perpetual subordinated debt	822,250	730,800	731,925	0.2%	-11.0%
Subordinated Debt	4,442,054	4,472,169	4,478,286	0.1%	0.8%
Unrealized profit (loss)	-	-	-	-	-
Investment in subsidiaries and others, net of unrealized profit and net income	(1,228,010)	(1,242,640)	(1,242,614)	0.0%	1.2%
Investment in subsidiaries and others	(1,347,105)	(1,310,797)	(1,388,099)	5.9%	3.0%
Unrealized profit and net income in subsidiaries	119,095	68,157	145,486	113.5%	22.2%
Goodw ill	(122,083)	(122,083)	(122,083)	0.0%	0.0%
Total Regulatory Capital	15,702,990	16,792,358	16,799,842	0.0%	7.0%
Off-balance sheet	31,913,377	31,054,769	30,829,912	-0.7%	-3.4%
Tier 1 (2)	10,794,274	11,806,223	11,807,371	0.0%	9.4%
Tier 2 (3) + Tier 3 (4)	4,908,716	4,986,135	4,992,471	0.1%	1.7%
Total risk -weighted assets	99,612,081	100,356,369	100,527,444	0.2%	0.9%
Market risk-weighted assets (5)	707,066	1,205,828	1,198,004	-0.6%	69.4%
Credit risk-weighted assets	91,217,162	90,822,870	90,839,316	0.0%	-0.4%
Operational risk-weighted assets	7,687,852	8,327,672	8,490,124	2.0%	10.4%
Adjusted Risk-Weighted Assets(7)	99,124,208	99,785,022	99,945,976	0.2%	0.8%
Total risk-weighted assets	99,612,081	100,356,369	100,527,444	0.2%	0.9%
(-) RWA Intangible assets, excluding goodwill.	487,873	571,347	581,469	1.8%	19.2%
(-) RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1	-	-	-	-	-
(-) RWA Deferred tax assets generated as a result of past losses	-	-	-	-	-
Total capital requirement	12,060,046	12,458,416	12,506,582	0.4%	3.7%
Market risk capital requirement (5)	70,707	120,583	119,800	-0.6%	69.4%
Credit risk capital requirement	9,121,716	9,082,287	9,083,932	0.0%	-0.4%
Operational risk capital requirement	768,785	832,767	849,012	2.0%	10.4%
Additional capital requirements	2,098,838	2,422,779	2,453,837	1.3%	16.9%
Capital ratios
Tier 1 ratio (6)	10.84%	11.76%	11.75%
Common Equity Tier 1 ratio (7)	10.20%	10.92%	11.54%
BIS ratio (8)	15.76%	16.73%	16.71%
Risk-weighted assets / Regulatory capital (9)	6.34	5.98	5.98

(1) Up to 1.25% of total risk-weighted assets.

(2) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Tier 2 = Subordinated debt + Loan loss reserves + (0.5 x Unrealized profit and net income in subsidiaries) - (0.5 x Investment in subsidiaries).

(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.

(5) It includes capital requirement to cover price and rate risk.

(6) Tier 1 / Risk-weighted assets

(7) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

Adjusted Risk-Weighted Assets = Risk-weighted assets - ( RWA Intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, + RWA Deferred tax assets generated as a result of past losses).

(8) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011)

(9) Since July 2012, Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 1.00 (since July 2014)

40

At the end of 2Q17, the BIS ratio was situated at 16.71%, which represented a slight decrease QoQ. This was a result of the minor increase of the Regulatory capital and Risk-weighted assets (RWAs), which in turn is explained by the slight growth of the credit RWAs. This last in line with the slight loan growth at BCP Stand-alone.

The Tier 1 ratio, register a slight contraction from 11.76% in 1Q17 to 11.75% in 2Q17, due to the slight growth in the RWAs.

Finally, the Common equity tier 1 (CET1) ratio, which is considered the most rigorous in terms of measuring capitalization levels, reported a significant increase and situated at 11.54% at the end of June. This was mainly due to the net income generated in 2Q17, which helped us build around 70 bps of CET1.

Common Equity Tier 1 Ratio – BCP Stand-alone

March 2017	June 2017

(1) Includes minor investments.

41

9.	Banking business’s Distribution channels

	As of			% change (units)
	Jun 16	Mar 17	Jun 17	QoQ	YoY
Branches	459	452	451	-1	-8
ATMs	2,311	2,332	2,344	12	33
Agentes BCP	5,573	5,986	6,017	31	444
Total BCP's Network	8,343	8,770	8,812	42	469
Total Mibanco's Network (1)	317	318	320	2	3
Total Peru's Network	8,660	9,088	9,132	44	472
Branches	47	51	51	-	4
ATMs	260	261	263	2	3
Agentes BCP Bolivia (2)	48	136	178	42	130
Total Bolivia's Network	355	448	492	44	137
Total Banking Business Network (3)	9,015	9,536	9,624	88	609

* Information at Jun 16 differs from the previously reported because the figure was not closed at the date of disclosure.

(1) Mibanco does not have Agentes or ATMs because it uses the BCP network. Mibanco branches include Banco de la Nacion branches, which in 2Q16, 1Q17 and 2Q17 were 38, 40 and 40 respectively.

(2) Figures differ from the previously reported because they do not include Agentes Billetera BCP, which are not physical points of contact.

(3) ASB not included.

The distribution channels of BCP Stand-alone, Mibanco and BCP Bolivia reached a total of 9,624 points of contact at the end of 2Q17, which represents an increase of 88 points QoQ.

BCP Stand-alone reached a total of 8,812 points of contact at the end of 2Q17, which represented an increase of 42 points QoQ. The aforementioned was due primarily to an increase in the number of Agentes BCP (+31 QoQ) and of ATMs (+12 QoQ). Quarterly growth in ATMs is in line with the goal to achieve net growth of 60 points of contact in 2017.

The number of Mibanco branches increased by 2 QoQ. It is important to note that Mibanco has an agreement with the Banco de la Nacion that allows it to use the latter’s installations throughout the country to reduce operating costs. At the end of 2Q17, these branches represented 13% of the total (40).

BCP Bolivia increased in 44 the number of points of contact QoQ. The aforementioned was due primarily to an increase in the number of Agentes BCP Bolivia, which is in line with the bank’s strategy to grow its network to 200 Agentes BCP at the end of 2017.

In the YoY analysis, the total number of BCP Stand-alone points of contacted increased by 469 units due to an expansion in Agentes BCP (+444), which was in line with the banking penetration strategy and reflected the migration to cost-efficient channels. BCP Bolivia increased its points of contact (+137 YoY). This was mainly due to an increase in the number of Agentes BCP Bolivia. Finally, Mibanco increased its total number of branches (+3 YoY) following business expansion despite closing branches after merging with Edyficar.

Points of Contact by Locality – BCP Stand-alone

	As of			% change (units)
	Jun 16	Mar 17	Jun 17	QoQ	YoY
Lima	283	283	282	-1	-1
Provinces	176	169	169	0	-7
Total Branches	459	452	451	-1	-8
Lima	1,472	1,507	1,529	22	57
Provinces	839	825	815	-10	-24
Total ATM's	2,311	2,332	2,344	12	33
Lima	2,895	3,131	3,159	28	264
Provinces	2,678	2,855	2,858	3	180
Total Agentes BCP	5,573	5,986	6,017	31	444

42

This quarter, the points of contact at BCP Stand-alone in the provinces fell by 7 QoQ. Nevertheless, this decline was offset by an increase of 49 points of contact in Lima QoQ.

The YoY analysis shows significant growth in Agentes BCP both in Lima (+264) and in the provinces (+180). This growth is planned according to the historical evolution in each territory to achieve the target for total growth. In the provinces, there was a decrease YoY in the number of ATMs (-24) and offices (-7).

Transactions per channel – BCP Stand-alone

	Monthly average in each quarter						% change
N° of Transactions per channel (1)	2Q16%		1Q17%		2Q17%		QoQ	YoY
Teller	8,669,772	8.8%	8,209,262	7.6%	8,032,558	7.0%	-2.2%	-7.3%
ATMs	19,255,754	19.6%	19,689,451	18.2%	20,322,610	17.8%	3.2%	5.5%
Balance inquiries (2)	2,405,842	2.5%	2,063,968	1.9%	2,315,504	2.0%	12.2%	-3.8%
Telephone banking	3,119,883	3.2%	3,617,008	3.3%	3,444,444	3.0%	-4.8%	10.4%
Internet banking Via BCP	20,126,606	20.5%	18,665,888	17.3%	19,063,071	16.7%	2.1%	-5.3%
Agentes BCP	14,660,153	14.9%	15,883,836	14.7%	16,756,666	14.6%	5.5%	14.3%
Telecrédito	8,839,570	9.0%	9,348,825	8.6%	9,642,090	8.4%	3.1%	9.1%
Mobile banking	10,553,955	10.8%	19,161,532	17.7%	22,820,770	19.9%	19.1%	116.2%
Direct debit	681,891	0.7%	678,060	0.6%	650,734	0.6%	-4.0%	-4.6%
Points of sale P.O.S.	9,595,055	9.8%	10,609,166	9.8%	11,161,763	9.8%	5.2%	16.3%
Other ATMs network	201,560	0.2%	216,113	0.2%	202,417	0.2%	-6.3%	0.4%
Total transactions	98,110,042	100.0%	108,143,108	100.0%	114,412,626	100.0%	5.8%	16.6%

(1) Figures include monetary and non-monetary transactions.

(2) Figures for May 2017 and June 2017 estimated.

The monthly average of transactions rose QoQ. This was due primarily to an increase in the volume of transactions in Mobile Banking, Agentes BCP and ATMs. It is important to note that in 1Q17, there was in increase in the number of points of contact (+42 QoQ) that was mainly attributable to growth in the number of Agentes BCP (+31 QoQ). The new payment services offered at the Agentes and promotion campaigns also contributed to the increase in transactions through this venue. Mobile Banking continued to grow, increasing its share of total transactions from 10.8% in 2Q16 to 19.9% in 2Q17.

The YoY analysis, which excludes the seasonal effect, shows an increase in the monthly average of transactions (+14.3%). The aforementioned is due primarily to an increase in the transaction volume registered in cost-efficient channels such as:

(i)	Mobile Banking (+116.2% YoY) which continues to increase its share due to a new update in the “Sales Engine” functionality, which allows clients to use an app to purchase preferential cash products and card protection insurance. This considerably increased the transaction volume along with the Donate to Puno campaign, which was conducted via the app at the end of the last quarter.

(ii)	Agentes BCP (+14.3% YoY) posted a large increase in the transaction volume (2,096,513), which was primarily attributable to the increase in Agentes BCP through 2016.

(iii)	Points of sale P.O.S (+16.3% YoY), which continued to grow with the total volume of transactions to account for 9.8% and 10% of total transactions in 2Q16 and 2Q17 respectively.

(iv)	ATMs (+5.5% YoY), mainly due to the increase in these points of contact as well as in the number of functions they offer such as deposits, balance inquiries and other types of non-monetary transactions.

Some of the channels that posted a drop in their transaction volume YoY were: Banca por internet VíaBCP (-5.3%) and Tellers (-7.3% YoY), which was in line with migration to cost-efficient channels.

It is important to note that future growth in banking in the region will be channeled primarily through digital venues. In light of this, Credicorp’s companies continue to increase their strategic positions in these cost-efficient channels.

43

10.	Economic Perspectives

10.1	Peru Economic Forecasts

Peru	2014	2015	2016	2017	2018
GDP (US$ Millions)	203,058	192,386	195,415	212,837	222,743
Real GDP (% change)	2.4	3.3	3.9	2.3	3.3
GDP per capita (US$)	6,501	6,168	6,205	6,688	6,926
Domestic demand (% change)	2.2	3.1	0.9	0.7	3.1
Total consumption (% change)	4.2	4.4	2.8	2.2	2.7
Private Consumption (% change)	3.9	3.4	3.4	2.2	2.6
Gross fixed investment (as % GDP)	27.0	24.9	22.8	21.7	22.0
Private Investment (% change)	-2.3	-4.4	-5.7	-4.2	2.0
Public Investment (% change)	-3.4	-7.3	0.6	4.2	15.9
Public Debt (as % GDP)	20.1	23.3	23.8	26.3	29.0
System loan growth (% change) (1)	13.9	17.3	3.9	4.3	5.0
Inflation (2)	3.2	4.4	3.2	2.5	2.5
Reference Rate	3.50	3.75	4.25	3.50	3.50
Exchange rate, end of period	2.98	3.41	3.36	3.25-3.30	3.25-3.30
Exchange rate, (% change)	6.4%	14.6%	-1.7%	-3.2%	1.5%
Fiscal balance (% GDP)	-0.3	-2.1	-2.6	-3.1	-3.6
Trade balance (US$ Millions)	-1,509	-2,971	1,888	5,029	5,702
(As % GDP)	-0.7%	-1.5%	1.0%	2.4%	2.6%
Exports	39,533	34,414	37,019	41,914	43,919
Imports	41,042	37,385	35,132	36,885	38,217
Current account balance (US$ Millions)	-8,761	-9,224	-5,304	-3,193	-2,673
(As % GDP)	-4.3%	-4.8%	-2.7%	-1.5%	-1.2%
Net international reserves (US$ Millions)	62,308	61,485	61,686	62,834	63,151
(As % GDP)	30.7%	32.0%	31.6%	29.5%	28.4%
(As months of imports)	18	20	21	20	20

Source: Estimates by BCP Economic Research as of July, 2017; INEI, BCRP, and SBS.

(1) Multiple Banking, Current Exchange Rate, 2017 as of June 2017.

(2) Inflation target: 2%, +/- 1%.

Economic Activity: despite El Niño and the stagnation in the advance of infrastructure projects, GDP will grow around 2.3% this year. However, domestic demand will expand below 1% for the second consecutive year. In 2018 GDP will grow between 3.0% - 3.5% boosted by public investment.

Inflation: inflation will remain within the target range (2.0% +/- 1pp.) during 2017 and 2018 amid a weak domestic demand and after the reversion of the supply-side shock of El Niño on food prices.

Monetary policy rate: after cutting its monetary policy rate in 50bps so far this year, the President of the Central Bank pointed out that the institution could carry out one or two additional rate cuts.

Exchange Rate: we expect the exchange rate to stand between US$PEN 3.25-3.30 for 2017 and 2018 due to the strong trade surplus (around 2.5% of GDP). Nonetheless, the reduction of the FED balance sheet and the high holdings from non residents of sovereign bonds (43%, maximum of 37 months) could generate volatility in the exchange market.

44

10.2	Main Economic Variables

Economic Activity – GDP (% change YoY)

Source: Central Bank of Peru

In 1Q17 GDP grew 2.1% YoY (the lowest print in 8 quarters), while domestic demand contracted 1.1% YoY (the first negative print since 2009). Private investment fell 5.6% YoY (4Q16: -5.0%) and added up 13 consecutive quarters of contraction. In contrast, exports of goods and services expanded 12.8% YoY, and had a positive impact of 3.3 percentage points towards GDP growth.

Our estimates suggest GDP expanded around 2.2% YoY in 2Q17 due to the expansion of fishing and primary resources manufacturing sectors (both sectors explained around two-thirds of GDP growth in 2Q17). In contrast, non-primary sectors would have registered a mild expansion around 1% YoY (1Q17: 1.4%).

Inflation and Monetary Policy rate (%)

Source: BCRP, INEI

As of 2Q17, annual inflation closed at 2.7% YoY, within the target range of the Central Bank (2.0% +/- 1pp.) for the first time in 10 months. The slowdown of inflation compared to 1Q17 (4.0%) is explained by the correction in food prices after the increases observed due to El Niño Phenomenon. In parallel, core inflation closed 2Q17 at 2.4%, the lowest print in 4 years.

Under such scenario, in May of 2017 the Central Bank lowered its monetary policy rate from 4.25% to 4.00% amid subdued domestic demand and the convergence of inflation towards the target range. In July of 2017, the Central Bank made another cut to its monetary policy rate to 3.75%.

45

Fiscal Result and Current Account Balance (% of GDP, Quarter)

Source: BCRP

The 12-months-rolled fiscal deficit closed 2Q17 at 2.9% of GDP, close to the ceiling proposed by the government for this year (3.0% of GDP). Current revenues of the government fell, in real terms, 4.4% YoY in 2Q17 and 2.0% YoY in 1H17. Regarding spending, public investment of the general government declined 7.6% YoY in 2Q17 and 10% YoY in real terms in the first semester of the year.

Between January and May of 2017, the Trade Balance registered a surplus of US$ 1,573 million, a considerable improvement compared to the deficit of US$ 485 between January and May of 2016. This is explained by the increase in copper exports (+38% YoY). It should be remarked that the average spot price of copper in the first semester of the year is almost 25% higher than the same period last year.

Exchange rate (S/ per US$)

Source: Bloomberg

The Exchange Rate closed 2Q17 at US$PEN 3.253, by which PEN depreciated only 0.1% compared to 1Q17. However, it remains with gains of 3.1% compared to the closing print of 2017 (3.356). With the exception of the Mexican Peso, all of the currencies in the region registered losses during 2Q17 (US$ARS: 8.1%, US$BRL: 6.0%, US$COP: 6.0%, US$CLP: 0.6%).

In Jul-17 the exchange rate has remained between US$PEN 3.24-3.25. As of July 24th, the Central Bank has made purchases during the month of US$ 558 million, and adds up purchases for US$ 2,115 million so far this year.

46

10.3	Government starts its second year of term

On July 28th President Pedro Pablo Kuczynski gave his national message after his first year in office. Some of the main highlights were:

(i)	Five bills sent to Congress regarding:

▪	Easing of the process to attain land for prioritized infrastructure projects;

▪	Promotion of projects for water sanitation through Public-Private Partnerships;

▪	Creation of the Urban Transport Authority for Lima and Callao;

▪	Reforming the constitution and requisites for members of the National Council of Magistrates; and

▪	Strengthening the labor inspection system through the National Agency of Labor Inspection (SUNAFIL, by its Spanish initials).

(ii)	The extension and revision of social programs to help the population affected by El Nino phenomenon. This includes an extraordinary monetary transfer of S/ 200 to more than 358,000 families and 250,000 elderly population.

(iii)	The increase in the budget of Education and Health Ministries in 2018.

(iv)	A social housing program in favor of low-income families, which would help over 30,000 households this year, and aims to provide proper housing to more than 250,000 families by the end of term.

(v)	The ongoing execution of over S/ 25 billion in public infrastructure projects in the context of Reconstruction with Changes, a massive program of water and sanitation, cutting the red tape in emblematic projects, and the Pan American Games.

In this context, the Government estimates GDP growth rates above 4% in the upcoming years.

Additionally, the Prime Minister and head of the Ministry of Finance (MoF), Fernando Zavala, commented that fiscal revenues should start to recover and reach 21% of GDP by 2021. It is important to note that Fiscal revenues as a percentage of GDP went from 22.4% in June of 2012 to 18.1% in June of 2017. Regarding the expected increase of public investment, the head of the MoF noted that the fiscal stimulus should start to pick up in August and towards the end of this year. Moreover, he said that major focus will be given to Productivity Tables (“mesas de productividad”), particularly in Forestry and Livestock production. Finally, the Prime Minister highlighted its purpose of re-launch the National Competitiveness Council.

47

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

48

11.	Appendix

11.1	Credicorp

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In S/ thousands, IFRS)

	As of			% change
	2Q16	1Q17	2Q17	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	3,751,246	3,982,709	4,471,422	12.3%	19.2%
Interest bearing	27,831,888	25,099,672	25,588,969	1.9%	-8.1%
Total cash and due from banks	31,583,134	29,082,381	30,060,391	3.4%	-4.8%

Trading securities, net	3,383,545	5,248,004	4,686,995	-10.7%	38.5%

Loans	91,655,366	92,414,588	93,670,216	1.4%	2.2%
Current	89,043,417	89,646,784	90,921,169	1.4%	2.1%
Past due	2,611,949	2,767,804	2,749,047	-0.7%	5.2%
Less - net provisions for loan losses	(3,994,390)	(4,205,005)	(4,323,480)	2.8%	8.2%
Loans, net	87,660,976	88,209,583	89,346,736	1.3%	1.9%

Investments securities available for sale	18,188,377	21,031,475	22,016,939	4.7%	21.0%
Investments held to maturity	4,288,379	5,036,349	5,086,185	1.0%	18.6%
Reinsurance assets	470,148	548,500	690,947	26.0%	47.0%
Premiums and other policyholder receivables	561,630	629,440	604,040	-4.0%	7.6%
Property, plant and equipment, net	1,761,123	1,665,222	1,672,321	0.4%	-5.0%
Due from customers acceptances	264,235	495,936	478,117	-3.6%	80.9%
Investments in associates (1)	630,584	679,744	671,064	-1.3%	6.4%
Other assets (2)	7,404,603	7,088,300	7,134,327	0.6%	-3.7%

Total assets	156,196,734	159,714,934	162,448,062	1.7%	4.0%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations
Non-interest bearing	23,194,081	22,836,306	24,051,059	5.3%	3.7%
Interest bearing	64,733,524	67,044,576	67,988,073	1.4%	1.9%
Total deposits and obligations	87,927,605	89,880,882	92,039,132	2.4%	2.3%

BCRP instruments	11,305,771	9,979,835	8,989,728	-9.9%	-20.5%
Due to banks and correspondents	8,931,350	7,639,760	8,157,166	6.8%	-8.7%
Bonds and subordinated debt	15,255,588	15,410,094	15,295,673	-0.7%	0.3%
Acceptances outstanding	264,235	495,936	478,117	-3.6%	80.9%
Reserves for property and casualty claims	925,495	1,021,623	1,159,300	13.5%	25.3%
Reserve for unearned premiums	5,591,173	5,900,319	5,990,833	1.5%	7.1%
Reinsurance payable	404,316	383,457	377,100	-1.7%	-6.7%
Other liabilities	7,343,841	8,874,547	8,707,856	-1.9%	63.2%
Total liabilities	137,949,374	139,586,453	141,194,905	1.2%	2.4%

Net equity	17,656,273	19,699,940	20,802,017	5.6%	17.8%
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury stock	(209,228)	(210,563)	(208,952)	-0.8%	-0.1%
Capital surplus	282,985	229,339	271,561	18.4%	-4.0%
Reserves	13,507,601	15,889,763	15,865,972	-0.1%	17.5%
Unrealized gains	978,575	1,400,609	1,568,865	12.0%	60.3%
Retained earnings	1,777,347	1,071,799	1,985,578	85.3%	11.7%

Minority Interest	591,087	428,541	451,140	5.3%	-23.7%

Total equity	18,247,360	20,128,481	21,253,157	5.6%	16.5%

Total liabilities and net shareholders' equity	156,196,734	159,714,934	162,448,062	1.7%	4.0%

Contingent credits	63,364,922	61,554,544	61,671,010	0.2%	-2.7%
Total performance bonds, stand-by and L/Cs.	17,079,143	17,569,654	17,590,872	0.1%	3.0%
Total unutilized credit lines	24,388,280	24,573,607	24,296,044	-1.1%	-0.4%
Total derivates (notional) and others	21,897,499	19,411,283	19,784,094	1.9%	-9.7%

(1) Mainly includes JV between Grupo Pacifico and Banmedica.

(2) Mainly includes receivables, goodwill, tax credit, and others.

49

CREDICORP LTD. AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In S/ thousands, IFRS)

	Quarter			% change		YTD		% change
	2Q16	1Q17	2Q17	QoQ	YoY	Jun 16	Jun 17	Jun 17 / Jun 16
Interest income and expense
Interest and dividend income	2,611,712	2,739,779	2,715,901	-0.9%	4.0%	5,246,047	5,455,680	4.0%
Interest expense	(708,002)	(723,692)	(743,196)	2.7%	5.0%	(1,403,944)	(1,466,888)	4.48%
Net interest income	1,903,710	2,016,087	1,972,705	-2.2%	3.6%	3,842,103	3,988,792	3.8%

Net provisions for loan losses	(483,911)	(536,494)	(433,219)	-19.2%	-10.5%	(937,148)	(969,713)	3.5%

Non financial income
Fee income	693,185	678,047	717,190	5.8%	3.5%	1,363,943	1,395,237	1.5%
Net gain on foreign exchange transactions (1)	165,398	166,486	160,256	-3.7%	-3.1%	330,166	326,742	-1.0%
Net gain on sales of securities	176,623	57,821	83,151	43.8%	-52.9%	182,076	140,972	-22.6%
Net gain from associates (2)	891	6,023	5,974	-0.8%	570.5%	4,428	11,997	170.9%
Net gain on derivatives (3)	509	54,341	15,313	-71.8%	2908.4%	8,807	69,654	690.9%
Result on exchange difference (1)	(8,794)	9,070	2,305	-74.6%	-126.2%	(45,544)	11,375	-125.0%
Other non financial income, net	37,436	68,745	69,771	1.5%	86.4%	99,921	138,516	38.6%
Total non financial income, net	1,065,248	1,040,533	1,053,960	1.3%	-1.1%	1,943,797	2,094,493	7.2%

Insurance underwriting result
Net earned premiums	453,647	465,304	466,375	0.2%	2.8%	906,884	931,679	2.7%
Net claims	(265,815)	(280,964)	(278,265)	-1.0%	4.7%	(529,738)	(559,229)	5.6%
Acquisition cost	(53,066)	(62,061)	(61,665)	-0.6%	16.2%	(113,241)	(123,726)	0.2%
Total insurance underwriting result	134,766	122,279	126,445	3.4%	-6.2%	263,905	248,724	-2.0%

Operating expenses
Salaries and employees benefits	(735,414)	(753,266)	(746,499)	-0.9%	1.5%	(1,471,384)	(1,499,765)	1.9%
Administrative, general and tax expenses	(513,652)	(488,466)	(541,054)	10.8%	5.3%	(967,338)	(1,029,520)	6.4%
Depreciation and amortization	(113,910)	(115,887)	(113,958)	-1.7%	0.0%	(225,680)	(229,845)	1.8%
Other expenses	(47,463)	(49,492)	(51,676)	4.4%	8.9%	(94,496)	(101,168)	7.1%
Total expenses	(1,410,439)	(1,407,111)	(1,453,187)	3.3%	3.0%	(2,758,898)	(2,860,298)	3.7%

Operating income	1,209,374	1,235,294	1,266,704	2.5%	4.7%	2,353,759	2,501,998	6.3%

Income taxes	(311,932)	(325,668)	(324,771)	-0.3%	4.1%	(636,736)	(650,439)	2.2%

Net income	897,442	909,626	941,933	3.6%	5.0%	1,717,023	1,851,559	7.8%
Non-controlling interest	23,250	20,051	21,713	8.3%	-6.6%	47,200	41,764	-11.5%
Net income attributed to Credicorp	874,192	889,575	920,220	3.4%	5.3%	1,669,823	1,809,795	8.4%

(1) The new account “Result on exchange difference” includes what was previously reported as: (i) the translation result and (ii) net gains on currency trading, which was previously included in net gains on foreign exchange transactions.

(2) Includes the agreement between Grupo Pacifico and Banmedica.

(3) Since 1Q17, “Net gains on derivatives” is reported as non-financial income. Before 1Q17 this account was included in net interest income.

50

11.2	BCP Consolidated

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In S/ thousands, IFRS)

	As of			% change
	Jun 16	Mar 17	Jun 17	QoQ	YoY
ASSETS
Cash and due from banks	29,595,262	27,480,029	27,623,675	0.5%	-6.7%
Cash and BCRP	26,232,023	24,236,044	24,920,828	2.8%	-5.0%
Deposits in other banks	3,362,115	3,030,994	2,542,490	-16.1%	-24.4%
Interbanks	-	210,000	156,591	-25.4%	-
Accrued interest on cash and due from banks	1,124	2,991	3,766	25.9%	235.1%

Trading securities, net	1,761,542	3,326,738	2,675,444	-19.6%	51.9%

Loans	84,121,534	84,745,416	85,103,689	0.4%	1.2%
Current	81,608,387	82,084,000	82,464,098	0.5%	1.0%
Internal overdue loans	2,513,147	2,661,416	2,639,591	-0.8%	5.0%
Less - allowance for loan losses	(3,793,544)	(3,999,842)	(4,116,234)	2.9%	8.5%
Loans, net	80,327,990	80,745,574	80,987,455	0.3%	0.8%

Investment securities available for sale	7,042,344	9,170,661	10,003,821	9.1%	42.1%
Investments held to maturiy	3,977,471	4,730,549	4,779,835	1.0%	20.2%
Property, plant and equipment, net	1,595,504	1,501,404	1,470,418	-2.1%	-7.8%
Due from customers acceptances	264,235	495,936	478,116	-3.6%	80.9%
Other assets(1)	3,865,263	3,350,523	3,551,154	6.0%	-8.1%

Total assets	128,429,611	130,801,414	131,569,918	0.6%	2.4%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Deposits and obligations	76,398,336	78,341,176	80,169,363	2.3%	4.9%
Demand deposits	24,703,667	23,923,436	24,761,053	3.5%	0.2%
Saving deposits	23,338,183	24,929,341	24,467,895	-1.9%	4.8%
Time deposits	21,205,896	22,800,621	23,721,680	4.0%	11.9%
Severance indemnity deposits (CTS)	6,997,706	6,537,982	7,039,767	7.7%	0.6%
Interest payable	152,884	149,796	178,968	19.5%	17.1%

BCRP instruments	11,305,771	9,979,835	8,989,728	-9.9%	-20.5%
Due to banks and correspondents	10,000,688	8,111,636	8,512,365	4.9%	-14.9%
Bonds and subordinated debt	13,656,079	14,195,725	14,244,088	0.3%	4.3%
Acceptances outstanding	264,235	495,936	478,117	-3.6%	80.9%
Other liabilities (2)	4,420,280	6,451,236	5,210,634	-19.2%	17.9%

Total liabilities	116,045,389	117,575,544	117,604,295	0.0%	1.3%

Net shareholders' equity	12,242,857	13,090,791	13,825,373	5.6%	12.9%
Capital stock	6,772,966	7,639,962	7,639,962	0.0%	12.8%
Reserves	3,363,356	3,666,622	3,666,632	0.0%	9.0%
Unrealized gains and losses	(7,241)	63,094	56,746	-10.1%	-883.7%
Retained earnings	703,655	1,007,086	1,007,086	0.0%	43.1%
Income for the year	1,410,121	714,027	1,454,947	103.8%	3.2%

Non-controlling interest	141,365	135,079	140,250	3.8%	-0.8%

Total equity	12,384,222	13,225,870	13,965,623	5.6%	12.8%

Total liabilities and net shareholders' equity	128,429,611	130,801,414	131,569,918	0.6%	2.4%

Off-balance sheet	52,935,640	49,631,792	49,765,645	0.3%	-6.0%

(1) Mainly includes intangible assets, other receivable accounts and tax credit.

(2) Mainly includes other payable accounts.

51

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In S/ thousands, IFRS)

	Quarter			% change		YTD		% change
	2Q16 (1)	1Q17	2Q17	QoQ	YoY	Jun 16	Jun 17	Jun 17 / Jun 16
Interest income and expense
Interest and dividend income	2,337,772	2,417,399	2,416,342	0.0%	3.4%	4,656,729	4,833,741	3.8%
Interest expense	(641,188)	(656,438)	(672,773)	2.5%	4.9%	(1,269,972)	(1,329,211)	4.7%
Net interest income	1,696,584	1,760,961	1,743,569	-1.0%	2.8%	3,386,757	3,504,530	3.5%

Net provision for loan losses	(463,175)	(521,728)	(418,322)	-19.8%	-9.7%	(900,510)	(940,050)	4.4%

Non financial income
Fee income	543,282	564,311	571,909	1.3%	5.3%	1,081,584	1,136,220	5.1%
Net gain on foreign exchange transactions (2)	159,119	154,886	149,556	-3.4%	-6.0%	317,428	304,442	-4.1%
Net gain on sales of securities	7,906	11,645	31,097	167.0%	293.3%	11,167	42,742	282.8%
Net gain on derivatives (3)	(4,780)	55,724	15,946	-71.4%	-433.6%	14,142	71,670	406.8%
Result on exchange difference (2)	(1,249)	7,908	3,732	-52.8%	-398.8%	(31,319)	11,640	-137.2%
Other	10,937	35,477	51,304	44.6%	369.1%	39,750	86,781	118.3%
Total non financial income,net	715,215	829,951	823,544	-0.8%	15.1%	1,432,752	1,653,495	15.4%

Operating expenses
Salaries and employees benefits	(570,346)	(575,903)	(574,284)	-0.3%	0.7%	(1,140,119)	(1,150,187)	0.9%
Administrative, general and tax expenses	(409,287)	(389,731)	(436,785)	12.1%	6.7%	(767,390)	(826,516)	7.7%
Depreciation and amortization	(87,593)	(86,978)	(88,927)	2.2%	1.5%	(172,988)	(175,905)	1.7%
Other	(32,118)	(33,641)	(39,658)	17.9%	23.5%	(53,065)	(73,299)	38.1%
Total operating expenses	(1,099,344)	(1,086,253)	(1,139,654)	4.9%	3.7%	(2,133,562)	(2,225,907)	4.3%

Operating income	849,280	982,931	1,009,137	2.7%	18.8%	1,785,437	1,992,068	11.6%
Income taxes	(242,171)	(265,272)	(263,243)	-0.8%	8.7%	(492,335)	(528,515)	7.3%
Non-controlling interest	(2,670)	(3,632)	(4,974)	36.9%	86.3%	(7,563)	(8,606)	13.8%
Net income continuing operations	604,439	714,027	740,920	3.8%	22.6%	1,285,539	1,454,947	13.2%
Net income discontinuing operations	103,751	-	-	-	-	124,581	-	-
Net income	708,190	714,027	740,920	3.8%	4.6%	1,410,120	1,454,947	3.2%

(1) Figures differ from previously reported, please consider the presented on this report.

(2) The new account “Result on exchange difference” includes what was previously reported as: (i) the translation result and (ii) net gains on currency trading, which was previously included in net gains on foreign exchange transactions.

(3) Since 1Q17, “Net gain on derivatives” will be reported as non-financial income rather than net interest income, as was the case in the past.

52

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter
	2Q16	1Q17	2Q17
Profitability
EPS (1)	0.089	0.090	0.093
Net interest margin (2)	5.46%	5.67%	5.54%
ROAA (2)(3)	2.1%	2.2%	2.3%
ROAE (2)(3)	23.7%	21.3%	22.0%
N° of outstanding shares (Million)	7,933.34	7,933.34	7,933.34

Quality of loan portfolio
IOL ratio	2.99%	3.14%	3.10%
NPL ratio	3.86%	4.14%	4.16%
Coverage of IOLs	150.9%	150.3%	155.9%
Coverage of NPLs	116.8%	114.0%	116.4%
Allowance for loan losses as a percentage of total loans	4.5%	4.7%	4.8%

Operating efficiency
Oper. expenses as a percent. of total income - reported (4)	44.6%	41.4%	44.3%
Oper. expenses as a percent. of total income - including all other items	45.7%	42.1%	44.9%
Oper. expenses as a percent. of av. tot. sssets (2)(3)(4)	3.2%	3.3%	3.4%

Capital adequacy
Total regulatory capital (S/ Million)	15,703	16,792	16,800
Tier 1 capital (S/ Million)	10,794	11,806	11,807
Common equity tier 1 ratio	10.20%	10.92%	11.54%
BIS ratio	15.76%	16.73%	16.71%

(1) Shares outstanding of 7,933 million is used for all periods since shares have been issued only for capitalization of profits.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Total income includes net interest income, fee income, net gain on foreign exchange transactions, result on exchange difference and net gain on derivatives. Operating expenses includes personnel expenses, administrative expenses and depreciation and amortization.

(5) Regulatory capital/ risk-weighted assets. Risk weighted assets include market risk and operational risk.

53

11.3	Mibanco

MIBANCO *

(In S/ thousands, IFRS )

	As of			% change		As of		% change
	Jun 16	Mar 17	Jun 17	QoQ	YoY	Jun 16	Jun 17	Jun 17 / Jun 16
ASSETS
Cash and due from banks	962,874	1,085,615	969,097	-10.7%	0.6%	962,874	969,097	0.6%
Investments available for sale and trading securities	1,671,097	1,916,823	1,780,779	-7.1%	6.6%	1,671,097	1,780,779	6.6%
Total loans	8,244,004	8,820,974	8,963,786	1.6%	8.7%	8,244,004	8,963,786	8.7%
Current	7,771,118	8,313,391	8,439,846	1.5%	8.6%	7,771,118	8,439,846	8.6%
Past-due	385,018	404,684	408,552	1.0%	6.1%	385,018	408,552	6.1%
Refinanced	87,868	102,899	115,387	12.1%	31.3%	87,868	115,387	31.3%
Allowance for loan losses	(725,431)	(790,911)	(816,489)	3.2%	12.6%	(725,431)	(816,489)	12.6%
Net loans	7,518,573	8,030,063	8,147,296	1.5%	8.4%	7,518,573	8,147,296	8.4%
Property, plant and equipment, net	230,721	215,247	211,811	-1.6%	-8.2%	230,721	211,811	-8.2%
Other assets	571,578	457,412	518,945	13.5%	-9.2%	571,578	518,945	-9.2%
Total assets	10,954,843	11,705,161	11,627,928	-0.7%	6.1%	10,954,843	11,627,928	6.1%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	5,933,981	6,829,817	7,029,403	2.9%	18.5%	5,933,981	7,029,403	18.5%
Due to banks and correspondents	1,989,301	1,859,034	1,724,059	-7.3%	-13.3%	1,989,301	1,724,059	-13.3%
Bonds ans subordinated debt	842,164	669,858	646,525	-3.5%	-23.2%	842,164	646,525	-23.2%
Other liabilities	807,363	980,548	769,344	-21.5%	-4.7%	807,363	769,344	-4.7%
Total liabilities	9,572,809	10,339,257	10,169,331	-1.6%	6.2%	9,572,809	10,169,331	6.2%

Net shareholders' equity	1,382,034	1,365,904	1,458,597	6.8%	5.5%	1,382,034	1,458,597	5.5%

Total liabilities and net shareholders' equity	10,954,843	11,705,161	11,627,928	-0.7%	6.1%	10,954,843	11,627,928	6.1%
Net financial income	394,179	440,138	438,853	-0.3%	11.3%	779,781	878,990	12.7%
Provision for loan losses, net of recoveries	(69,489)	(111,204)	(98,700)	-11.2%	42.0%	(133,654)	(209,904)	57.1%
Non financial income	8,321	20,055	30,067	49.9%	261.3%	16,399	50,122	205.6%
Operating expenses	(242,285)	(255,463)	(251,843)	-1.4%	3.9%	(474,163)	(507,306)	7.0%
Operating Income	90,725	93,526	118,376	26.6%	30.5%	188,364	211,902	12.5%
Translation results	-	-	-	-	-	-	-	-
Income taxes	(21,268)	(25,111)	(28,790)	14.7%	35.4%	(43,999)	(53,901)	22.5%
Net income	69,457	68,415	89,585	30.9%	29.0%	144,365	158,000	9.4%
L/D ratio	138.9%	129.2%	127.5%	-170 bps	-1140 bps	138.9%	127.5%	-1140 bps
Internal overdue ratio	4.7%	4.6%	4.6%	0 bps	-10 bps	4.7%	4.6%	-10 bps
NPL ratio	5.7%	5.8%	5.8%	0 bps	10 bps	5.7%	5.8%	10 bps
Coverage of Internal overdue loans	188.4%	195.4%	199.8%	440 bps	1140 bps	188.4%	199.8%	1140 bps
Coverage of NPLs	153.4%	155.8%	155.8%	0 bps	240 bps	153.4%	155.8%	240 bps
ROAE	20.7%	18.6%	25.4%	680 bps	470 bps	21.2%	20.8%	-40 bps
ROAE incl. goodwill	18.6%	16.9%	23.0%	610 bps	440 bps	19.1%	19.0%	-10 bps
Efficiency ratio	58.6%	55.5%	54.8%	-70 bps	-380 bps	58.6%	54.8%	-380 bps
Branches (1)	317	318	320	0.6%	0.9%	317	320	0.9%
Employees	10,490	10,386	10,295	-0.9%	-1.9%	10,490	10,295	-1.9%

* Figures differ from previously reported since 1Q17, Net gain on Derivatives is excluded from Net Interest Income (NII) and translation result is reported as Non-financial income. Data for 2Q16 has been adjusted to allow comparisons.

(1) Includes Banco de la Nacion branches, which in 2Q16 were 38, for 1Q17 and 2Q17 were 40.

54

11.4	BCP Bolivia

BCP BOLIVIA

(In S/ thousands, IFRS)

	As of			% change		As of		% change
	Jun 16	Mar 17	Jun 17	QoQ	YoY	Jun 16	Jun 17	Jun 17 / Jun 16
ASSETS
Cash and due from banks	1,102,200	1,017,399	1,730,317	70.1%	57.0%	1,102,200	1,730,317	57.0%
Investments available for sale and trading securities	1,060,803	1,231,499	1,113,964	-9.5%	5.0%	1,060,803	1,113,964	5.0%
Total loans	5,033,204	5,593,309	5,856,992	4.7%	16.4%	5,033,204	5,856,992	16.4%
Current	4,920,573	5,465,230	5,725,735	4.8%	16.4%	4,920,573	5,725,735	16.4%
Internal overdue loans	95,207	102,200	105,500	3.2%	10.8%	95,207	105,500	10.8%
Refinanced	17,425	25,879	25,758	-0.5%	47.8%	17,425	25,758	47.8%
Less - allowance for loan losses	-196,311	-197,698	-200,084	1.2%	1.9%	-196,311	-200,084	1.9%
Lonas, net	4,836,894	5,395,611	5,656,909	4.8%	17.0%	4,836,894	5,656,909	17.0%
Property, plant and equipment, net	32,546	23,042	24,083	4.5%	-26.0%	32,546	24,083	-26.0%
Other assets	84,802	108,500	84,918	-21.7%	0.1%	84,802	84,918	0.1%
Total assets	7,117,245	7,776,051	8,610,191	10.7%	21.0%	7,117,245	8,610,191	21.0%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	6,245,188	6,775,870	7,576,689	11.8%	21.3%	6,245,188	7,576,689	21.3%
Due to banks and correspondents	27,508	98,194	172,598	75.8%	N/A	27,508	172,598	527.5%
Bonds ans subordinated debt	102,890	100,764	101,289	0.5%	-1.6%	102,890	101,289	-1.6%
Other liabilities	162,352	217,825	150,025	-31.1%	-7.6%	162,352	150,025	-7.6%
Total liabilities	6,537,937	7,192,653	8,000,602	11.2%	22.4%	6,537,937	8,000,602	22.4%

Equity	579,308	583,398	609,590	4.5%	5.2%	579,308	609,590	5.2%

Total liabilities and net shareholders' equity	7,117,245	7,776,051	8,610,191	10.7%	21.0%	7,117,245	8,610,191	21.0%

	Quarter			% change		YTD		% change
	2Q16	1Q17	2Q17	QoQ	YoY	Jun 16	Jun 17	Jun 17 / Jun 16
Net interest income	72,473	77,255	79,477	2.9%	9.7%	144,117	156,732	8.8%

Provision for loan losses, net of recoveries	-17,662	-13,480	-13,664	1.4%	-22.6%	-32,797	-27,144	-17.2%

Net interest income after provisions	54,811	63,776	65,813	3.2%	20.1%	111,320	129,588	16.4%
Non financial income	31,337	25,784	31,161	20.9%	-0.6%	63,068	56,946	-9.7%
Operating expenses	-55,105	-59,213	-59,613	0.7%	8.2%	-111,171	-118,827	6.9%
Translation result	-96	-5	-10	111.8%	-89.7%	-78	-15	-81.3%
Income taxes	-10,209	-10,748	-10,681	-0.6%	4.6%	-21,570	-21,429	-0.7%
Net income	20,740	19,594	26,670	36.1%	28.6%	41,569	46,264	11.3%
L/D ratio	80.6%	82.5%	77.3%	-525 bps	-329 bps
Internal overdue ratio	1.89%	1.83%	1.80%	-3 bps	-9 bps
NPL ratio	2.24%	2.29%	2.24%	-5 bps	0 bps
Coverage of internal overdue ratio	206.2%	193.4%	189.7%	-379 bps	-1654 bps
Coverage of NPLs	174.3%	154.4%	152.4%	-192 bps	-2185 bps
Efficiency ratio	54.8%	57.4%	54.4%	-302 bps	-41 bps
ROAE	14.5%	13.0%	17.9%	486 bps	338 bps
Branches	47	51	51	0	1
Agentes	48	136	178	-9	1
ATMs	260	261	263	5	11
Employees	1708	1732	1773	-6	59

55

11.5	Credicorp Capital

Credicorp Capital	Quarter			% change		YTD		% change
S/ 000	2Q16	1Q17	2Q17	QoQ	YoY	Jun 16	Jun 17	Jun 17 / Jun 16
Net interest income	4,114	422	1,808	328.4%	-56%	5,787	2,229	-61.5%
Non-financial income	136,358	131,919	142,444	8.0%	4.5%	258,785	274,364	6.0%
Fee income	94,628	82,168	105,203	28.0%	11.2%	173,732	187,371	7.9%
Net gain on foreign exchange transactions	5,568	8,778	10,948	24.7%	96.6%	9,687	19,726	103.6%
Net gain on sales of securities	24,843	30,796	24,818	-19.4%	-0.1%	66,752	55,614	-16.7%
Derivative Result	9,384	803	81	-89.9%	-99.1%	3,874	883	-77.2%
Result from exposure to the exchange rate	-218	-728	195	-126.8%	-189.4%	-908	-533	-41.3%
Other income	2,153	10,102	1,199	-88.1%	-44.3%	5,648	11,303	100.1%
Operating expenses (1)	-100,580	-107,971	-105,851	-2.0%	5.2%	-196,895	-213,822	8.6%
Operating income	39,892	24,370	38,401	57.6%	-3.7%	67,677	62,771	-7.2%
Income taxes	-10,301	-6,074	-11,767	93.7%	14.2%	-17,191	-17,841	3.8%
Non-controlling interest (2)	-3,224	-154	-240	55.8%	-92.6%	-7,311	-394	-94.6%
Net income	26,367	18,142	26,394	45.5%	0.1%	43,175	44,536	3.2%

* Unaudited results.

(1) Includes: Salaries and employees benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions +

Other expenses.

(2) Percentage of Correval and IM Trust that is not owned by Credicorp Capital Holding Colombia and Credicorp Capital Holding Chile

(38.32% y 39% respectively) for 2T16.

56

11.6	Atlantic Security Bank

ASB	Quarter			% change
US$ Millions	2Q16	1Q16	2Q17	QoQ	YoY
Total loans	909.5	855.5	853.0	-0.3%	-6.2%
Total investments	872.5	890.9	942.1	5.7%	8.0%
Total assets	1,974.8	2,016.7	2,085.1	3.4%	5.6%
Total deposits	1,685.1	1,676.7	1,790.3	6.8%	6.2%
Net shareholder's equity	234.5	229.4	246.4	7.4%	5.1%
Net income	14.5	12.4	13.3	7.7%	-8.1%

Interest earning assets

Interest earning assets *	Quarter			% change
US$ 000	2Q16	1Q17	2Q17	QoQ	YoY
Due from banks	149	231	245	5.9%	64.8%
Total loans	910	856	853	-0.3%	-6.2%
Investments	827	844	895	6.1%	8.2%
Total interest earning assets	1,885	1,931	1,994	3.2%	5.7%

* Excludes investments in equities and mutual funds.

Liabilities

Liabilities	Quarter			% change
US$ 000	2Q16	1Q17	2Q17	QoQ	YoY
Deposits	1,685	1,677	1,790	6.8%	6.2%
Borrowed Funds	15	30	10	-67.1%	-33.0%
Other liabilities	40	80	38	-52.1%	-4.7%
Total liabilities	1,740	1,787	1,839	2.9%	5.7%

57

Assets under management and Deposits (US$ Millions)

Portfolio distribution as of March 2017

58

11.7	Grupo Pacifico

GRUPO PACIFICO *

(S/ in thousands)

	Quarter			% change		YTD		% change
	2Q16	1Q17	2Q17	QoQ	YoY	Jun 16	Jun 17	Jun 17 / Jun 16
Balance
Total assets	9,940,238	10,522,957	10,731,442	2.0%	8.0%	9,940,238	10,731,442	8.0%
Invesment on securities (1)	7,221,832	7,729,726	7,832,406	1.3%	8.5%	7,221,832	7,832,406	8.5%
Technical reserves	6,527,028	6,938,146	7,164,208	3.3%	9.8%	6,527,028	7,164,208	9.8%
Net equity	2,242,417	2,163,338	2,339,600	8.1%	4.3%	2,242,417	2,339,600	4.3%

Quarterly income statement
Net earned premiums	461,628	469,005	470,708	0.4%	2.0%	921,425	939,713	2.0%
Net claims	265,815	280,964	278,266	-1.0%	4.7%	529,738	559,230	5.6%
Net fees	108,884	126,863	128,331	1.2%	17.9%	214,364	255,194	19.0%
Net underwriting expenses	8,452	12,158	14,683	20.8%	73.7%	26,216	26,841	2.4%
Underwriting result	78,477	49,020	49,428	0.8%	-37.0%	151,106	98,448	-34.8%

Net financial income	108,796	121,184	124,112	2.4%	14.1%	208,031	245,296	17.9%

Operating expenses	95,868	98,238	99,358	1.1%	3.6%	199,112	197,596	-0.8%

Other income	5,288	11,007	6,806	-38.2%	28.7%	17,485	17,813	1.9%
Traslations results	-2,088	-146	-491	235.5%	-76.5%	-5,419	-637	-88.2%
Gain (loss) from Grupo Pacífico and Banmédica agreement	891	6,022	5,974	-0.8%	N/A	4,428	11,996	170.9%
Income tax	11,031	7,705	7,763	0.8%	-29.6%	23,698	15,468	-34.7%

Income before minority interest	84,464	81,144	78,708	-3.0%	-6.8%	152,821	159,851	4.6%
Non-controlling interest	9,199	9,217	9,491	3.0%	3.2%	16,946	18,708	10.4%

Net income	75,265	71,927	69,217	-3.8%	-8.0%	135,875	141,144	3.9%

Ratios
Ceded	18.7%	17.6%	16.1%	-150 bps	-260 bps	17.6%	16.9%	-70 bps
Loss ratio (2)	57.6%	59.9%	59.1%	-80 bps	150 bps	57.5%	59.5%	200 bps
Fees + underwriting expenses, net / net earned premiums	25.4%	29.6%	30.4%	80 bps	500 bps	26.1%	30.0%	390 bps
Underwriting results / net earned premiums	17.0%	10.5%	10.5%	0 bps	-650 bps	16.4%	10.5%	-590 bps
Operating expenses / net earned premiums	20.8%	20.9%	21.1%	20 bps	30 bps	21.6%	21.0%	-80 bps
ROAE (3) (4)	14.4%	13.3%	9.5%	-380 bps	-490 bps	13.5%	13.4%	-10 bps
Return on written premiums	11.2%	9.9%	10.1%	20 bps	-110 bps	9.9%	10.0%	10 bps
Combined ratio of P&C(5)	88.8%	96.5%	97.9%	140 bps	910 bps	89.7%	97.2%	750 bps

*Financial statements without consolidation adjustments.

(1) Excluding investments in real estate.

(2) Net claims / Net earned premiums.

(3) Includes unrealized gains.

(4) Annualized and average are determined as the average of period beginning and period ending.

(5) (Net claims / Net earned premiums) + [(Acquisition cost + Operating expenses) / Net earned premiums].

From 1Q15 and on, Grupo Pacifico’s financial statements reflect the association with Banmedica. This partnership includes:

(i)	the private health insurance business, which is managed by Grupo Pacifico and incorporated in each line of Grupo Pacifico’s financial statements;

(ii)	corporate health insurance for payroll employees; and

(iii)	medical services.

The businesses described in ii) and iii) are managed by Banmedica, therefore they do not consolidate in Grupo Pacifico’s financial statements. The 50% of net income generated by Banmedica is recorded in Grupo Pacifico’s Income Statement as a gain/loss on investments in subsidiaries.

59

As explained before, corporate health insurance and medical services businesses are consolidated by Banmedica. The following table reflects the consolidated results from which Grupo Pacifico receives the 50% net income.

Corporate Health Insurance and Medical Services

(S/ in thousands)

	Quarter			% change		YTD		% change
	2Q16	1Q17	2Q17	QoQ	YoY	Jun 16	Jun 17	Jun 17 / Jun 16
Results
Net earned premiums	214,537	231,010	226,098	-2.1%	5.4%	427,985	457,108	6.8%
Net claims	-183,864	-187,917	-187,669	-0.1%	2.1%	-360,185	-375,586	4.3%
Net fees	-9,593	-10,604	-10,464	-1.3%	9.1%	-19,567	-21,068	7.7%
Net underwriting expenses	-2,992	-3,154	-2,811	-10.9%	-6.0%	-6,395	-5,964	-6.7%
Underwriting result	18,087	29,335	25,154	-14.3%	39.1%	41,838	54,489	30.2%
Net financial income	1,365	1,112	1,199	7.8%	-12.2%	2,401	2,310	-3.8%
Operating expenses	-16,707	-17,307	-17,740	2.5%	6.2%	-33,401	-35,047	4.9%
Other income	362	914	158	-82.8%	-56.5%	840	1,072	27.6%
Traslations results	-63	-84	-7	-91.2%	-88.1%	-213	-92	-57.0%
Income tax	-931	-4,355	-2,615	-40.0%	180.8%	-3,648	-6,970	91.1%
Net income before Medical services	2,114	9,615	6,147	-36.1%	190.9%	7,817	15,763	101.6%
Net income of Medical services	11,090	13,953	13,343	-4.4%	20.3%	20,463	27,296	33.4%
Net income	13,204	23,568	19,490	-17.3%	47.6%	28,280	43,059	52.3%

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11.8	Prima AFP

Main financial indicators	Quarter			% change		YTD		% change
S/ 000	2Q16	1Q17	2Q17	QoQ	YoY	Jun 16	Jun 17	Jun 17 / Jun 16
Total assets	760,382	950,516	763,745	-19.6%	0.4%	760,382	763,745	0.4%
Total liabilities	245,468	466,091	227,011	-51.3%	-7.5%	245,468	227,011	-7.5%
Net shareholders' equity	514,914	484,425	536,734	10.8%	4.2%	514,914	536,734	4.2%
Income from commissions	101,314	103,208	99,346	-3.7%	-1.9%	202,243	202,554	0.2%
Administrative and sale expenses	(39,313)	(39,645)	(37,376)	-5.7%	-4.9%	-79,702	-77,021	-3.4%
Depreciation and amortization	(5,204)	(6,022)	(6,109)	1.4%	17.4%	-10,195	-12,130	19.0%
Operating income	56,797	57,542	55,861	-2.9%	-1.6%	112,345	113,403	0.9%
Other income and expenses, net	(604)	1,160	(1,355)	-216.8%	124.1%	320	-194	-160.7%
Income tax	(16,053)	(17,059)	(15,917)	-6.7%	-0.8%	-32,217	-32,976	2.4%
Net income before translation results	40,140	41,643	38,590	-7.3%	-3.9%	80,448	80,233	-0.3%
Translations results	(295)	68	(45)	-166.4%	-84.8%	-833	23	-102.7%
Net income	39,846	41,711	38,545	-7.6%	-3.3%	79,615	80,256	0.8%
ROAE (1)	32.6%	30.6%	30.2%

(1) Net shareholders' equity includes unrealized gains from Prima's investment portfolio.

Funds under management

Funds under management	Mar 17	% share	Jun 17	% share
Fund 0	339	0.8%	422	0.9%
Fund 1	5,087	11.6%	5,255	11.5%
Fund 2	31,236	70.9%	32,543	71.2%
Fund 3	7,372	16.7%	7,517	16.4%
Total S/ Millions	44,034	100%	45,737	100%

Source: SBS.

Nominal profitability over the last 12 months

	Mar 17 / Mar 16	Jun 17 / Jun 16
Fund 0		4.8%
Fund 1	7.9%	9.1%
Fund 2	10.3%	11.8%
Fund 3	9.3%	11.9%

AFP fees

Fee based on flow	1.60%	Applied to the affiliates' monthly remuneration.
Mixed fee
Flow	0.18%	Applied to the affiliates' monthly remuneration since June 2017. Feb 17- may 17 =0.87%.
Balance	1.25%	Applies annualy to the new balance since February 2013 for new affiliates to the system and beginning on June 2013 for old affiliates who have chosen this commission scheme.

Main indicators

	Prima	System	% share	Prima	System	% share
Main indicators and market share	1Q17	1Q17	1Q17	2Q17	2Q17	2Q17
Affiliates	1,471,282	6,357,025	23.1%	1,499,027	6,429,700	23.3%
New affiliations (1)	-	96,856	0.0%	24,450	76,297	32.0%
Funds under management (S/ Millions)	44,034	139,196	31.6%	45,737	144,417	31.7%
Collections (S/ Millions)	737	2,394	30.8%	750	2,459	30.5%
Voluntary contributions (S/ Millions)(1)	462	973	47.5%	559	1170	47.7%
RAM (S/ Millions) (2)	2,208	7,096	31.1%	2,196	7,071	31.1%

Source: SBS

(1) In April and May AFP Habitat had exclusivity of affiliation. From June Prima AFP it has exclusivity for being a winner of bidding.

(2) Prima AFP estimate: Average of aggregated income during the last 4 months, excluding special collections and voluntary contribution fees.

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11.9 Table of calculations

Table of calculations (1)

Profitability
Net Interest Margin (NIM)	Annualized Net Interest Income / Average Interest Earning Assets

Net Interest Margin on loans (NIM on loans)	Annualized (Interest on loans − (Interest expense * (Average total loans / Average Interest earning assets)) / Average Total Loans

Funding cost	Annualized interest expense / Average of total liabilities

Return on average assets (ROAA)	Annualized Net Income attributable to Credicorp / Average Assets

Return on average equity (ROAE)	Annualized Net Income attributable to Credicorp / Average net equity

Portfolio quality
Internal overdue ratio	Internal overdue loans / Gross loans

Non - performing loans ratio (NPL ratio)	Non − performing loans / Gross loans

Coverage ratio of internal overdue loans	Allowance for loans losses / Internal overdue loans

Coverage ratio of non - performing loans	Allowance for loans losses / Non − performing loans

Cost of risk	Annualized Net provisions for loan losses / Gross loans

Insurance
(Net claims / Net earned premiums) + (Acquisition cost + operating expenses / Net earned premiums)
Combined Ratio of P&C
Does not include Life insurance business.

Loss Ratio	Net claims / Net earned premiums

Underwriting Result / Net Earned Premium	Net earned premiums − Net claims − Acquisition cost / Net Earned Premiums

Operating performance
Operating efficiency	(Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Acquisition cost) / (Net interest income + Fee income + Result on exchange difference + Net gain on Derivatives + Net gain on foreign exchange transactions + Net gain from associates + Net premium earned)

(Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Acquisition cost) / Average total assets

Capital Adequacy
BIS ratio	Regulatory Capital / Risk – weighted assets

Tier 1 ratio	Tier 1 /Risk – weighted assets

Common Equity Tier 1 ratio	Capital + Reserves – 100% of applicable deductions (2) + Retained Earnings + Unrealized gains or losses

(1) Averages are determined as the average of period-beginning and period-ending balances.

(2) Includes investment in subsidiaries, goodwill, intangibles and deferred tax that rely on future profitability

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